UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 7, 2020

This Report on Form 6-K shall be incorporated by reference in our Automatic Shelf Registration Statement on Form F-3 as amended (File No. 333-230651) and our Registration Statement on Form S-8 as amended (File No. 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):
Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):
Yes: ❑ No: ☒

Enclosures: Unaudited condensed consolidated financial statements as of June 30, 2020 and 2019 and for each of the six-month periods ended June 30, 2020 and 2019, prepared in accordance with IFRS, and related management’s discussion.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report for the six months ended 30 June 2020
Johannesburg, 7 August 2020 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2020.

First-half 2020 Highlights

•Production of 1.47Moz in H1 2020, with a strong performance from Geita and a strong recovery from Serra Grande in Q2 2020
•Proactive management of COVID-19; production impact limited to an estimated 85,000oz in H1 2020, of which 63,000oz related to South Africa
•Profit before taxation up 209% year-on-year from $193m in H1 2019 to $597m in H1 2020
•Adjusted EBITDA up 60% year-on-year from $645m in H1 2019 to $1,035m in H1 2020
•Total borrowings up 28% year-on-year from $2,249m in H1 2019 to $2,885m in H1 2020
•Adjusted net debt down 18% year-on-year from $1.7bn in H1 2019 to $1.4bn in H1 2020
•Adjusted net debt to Adjusted EBITDA ratio (for purposes of our RCF financial maintenance covenants) decreased to 0.73 times at H1 2020 from 1.30 times at H1 2019
•Regrettably one fatality during Q2 2020 bringing total fatalities for H1 2020 to five; All-injury frequency rate improved by 27% year-on-year

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
		US Dollar / Imperial
Operating review
Continuing and discontinued operations
Gold
Produced - Total	- oz (000)	1,469	1,554	3,281
Produced from continuing operations *	- oz (000)	1,323	1,361	2,862
Produced from discontinued operations	- oz (000)	146	193	419

Sold - Total	- oz (000)	1,515	1,577	3,268
Sold from continuing operations *	- oz (000)	1,364	1,383	2,854
Sold from discontinued operations	- oz (000)	151	194	414

Financial review
Continuing operations
Gold income	- $m	1,917	1,545	3,439
Cost of sales	- $m	1,290	1,264	2,626
Total cash costs	- $m	946	948	1,981
Gross profit	- $m	658	323	904

Price received per ounce **	- $/oz	1,652	1,306	1,394
Cost of sales - Subsidiaries	- $m	1,290	1,264	2,626
Cost of sales - Joint Ventures	- $m	164	220	428
All-in sustaining costs per ounce - Subsidiaries **	- $/oz	1,033	1,026	1,017
All-in sustaining costs per ounce - Joint Ventures **	- $/oz	812	744	767
All-in costs per ounce - Subsidiaries **	- $/oz	1,220	1,163	1,218
All-in costs per ounce - Joint Ventures **	- $/oz	780	761	785
Total cash costs per ounce - Subsidiaries **	- $/oz	799	783	763
Total cash costs per ounce - Joint Ventures **	- $/oz	594	641	657

Profit before taxation	- $m	597	193	619
Adjusted EBITDA **	- $m	1,035	645	1,580
Total borrowings	- $m	2,885	2,249	2,204
Adjusted net debt **	- $m	1,431	1,739	1,581

Continuing and discontinued operations
Profit (loss) attributable to equity shareholders	- $m	421	114	(12)
	- US cents/share	100	27	(3)
Headline earnings	- $m	404	120	379
	- US cents/share	97	29	91
Net cash inflow from operating activities	- $m	604	343	1,047
Capital expenditure	- $m	366	318	814

* Including pre-production ounces at Obuasi.		$ represents US Dollar, unless otherwise stated.
** Refer to "Non-GAAP disclosure" for definition.	Rounding of figures may result in computational discrepancies.
Following the announcement of the South Africa assets sale, the South African operations are classified as an asset held for sale and recorded as a discontinued operation in the Condensed Consolidated Financial Statements for the six months ended 30 June 2020. Refer to “Condensed Consolidated Financial Statements for the six months ended 30 June 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details. The discussion of operating and financial results on this page and in this Financial and Operating Report relates to the Company’s continuing operations (unless the context indicates otherwise).

June 2020 Published 7 August 2020
June 2020 Interim Report - www.AngloGoldAshanti.com.

Operations at a glance
for the six months ended 30 June 2020
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	773	9	(745)	(5)	522	175	865	(7)	690	(13)
DRC
Kibali - Attr. 45% [4]	181	(4)	(164)	(3)	140	93	811	22	594	10
Ghana
Iduapriem	137	1	(147)	14	80	47	921	13	743	1
Obuasi [5]	50	—	—	—	—	(100)	—	—	—	—
Guinea
Siguiri - Attr. 85%	98	(5)	(144)	12	24	247	1,369	20	1,217	13
Tanzania
Geita	307	26	(266)	(6)	273	442	716	(34)	557	(34)
Non-controlling interests, exploration and other			(24)	4	5	544

AUSTRALIA	260	(18)	(331)	4	107	11	1,166	24	967	37
Sunrise Dam	116	(15)	(153)	(3)	43	58	1,288	17	1,050	18
Tropicana - Attr. 70%	144	(20)	(165)	10	76	(6)	984	32	822	57
Exploration and other			(13)	11	(12)	11

AMERICAS	290	(13)	(387)	1	168	53	1,091	9	826	9
Argentina
Cerro Vanguardia - Attr. 92.50%	92	(15)	(133)	5	65	47	898	4	783	8
Brazil
AngloGold Ashanti Mineração	153	(13)	(192)	—	73	57	1,186	14	852	12
Serra Grande	45	(11)	(50)	(11)	25	118	1,190	—	821	3
Non-controlling interests, exploration and other			(12)	3	5	(50)

OTHER			9	200	1	(68)

Equity-accounted investments included above			164	(25)	(140)	82

Continuing operations	1,323	(3)	(1,290)	2	658	104

SOUTH AFRICA	146	(25)	(174)	(25)	19	38	1,279	9	1,155	13
Mponeng	76	(33)	(95)	(32)	33	156	1,398	13	1,218	20
Total Surface Operations	69	(12)	(79)	(13)	(14)	(1,771)	1,139	6	1,087	6

Discontinued operations	146	(25)	(174)	(25)	19	38	1,279	9	1,155	13

Total continuing and discontinued operations	1,469	(5)	(1,464)	(2)	677	100

[1] Refer to note D under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance June 2020 six months on June 2019 six months - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Pre-production ounces.

Our Mali operations, i.e. Sadiola (Attr. 40%) and Morila (Attr. 40%), are treated as limited operations and therefore production and "Non-GAAP" metrics are no longer included above.

June 2020 Interim Report - www.AngloGoldAshanti.com.

Financial and Operating Report

FIRST HALF 2020 PERFORMANCE REVIEW
AngloGold Ashanti continued to make steady progress in executing its strategy during the first six months of 2020, despite the disruptions caused by COVID-19, which mainly impacted the South African operations. The sale of the remaining South African assets was announced and the investment in exploration and ore reserve development, to improve operating flexibility and further increase reserves, made good headway. The Obuasi Redevelopment Project advanced on budget and in line with its revised schedule for ramp-up in early 2021. Our operations generated strong cash flows allowing us to further reduce our debt. Headline earnings for the first half of 2020 increased more than threefold compared to the same period in 2019, demonstrating strong correlation to the gold price and weaker local currency impacts.

At the same time, the Company contributed in each of its operating jurisdictions to assist public health efforts and to help slow the spread of COVID-19. The Company continues to navigate the challenges posed by the COVID-19 pandemic, including occasional operational closures and disruptions, and the necessary operational adjustments to accommodate social distancing. Several measures have been put in place, including, among other things, limiting capacity on vertical and horizontal transport vehicles, providing longer work rosters and rotations, supported by associated fatigue management processes, mandatory quarantine on arrival in each jurisdiction for expatriate workers, and increasing the number of charter flights and adjusting road logistics as necessary. Notwithstanding the adverse impact of the COVID-19 pandemic, the diversity of our portfolio – a combination of open pit, underground and surface processing operations across a wide geographic spread – has protected the Company from these disruptions to a certain degree.

Comparison of cost of sales

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the six months ended 30 June 2020, the six months ended 30 June 2019 and the year ended 31 December 2019:

Cost of sales from continuing operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
US Dollar million	2020	2019	2019
Cost of sales	1,290	1,264	2,626
Inventory change	37	25	5
Amortisation of tangible assets	254	243	538
Amortisation of right of use assets	22	21	42
Amortisation of intangible assets	1	2	3
Retrenchment costs	1	2	4
Rehabilitation and other non-cash costs	29	23	53
Total cash costs	946	948	1,981
Royalties	82	59	137
Other cash costs	6	5	13
Cash operating costs	858	884	1,831

Comparison of operating performance for the six months ended 30 June 2020 with the six months ended 30 June 2019

Production from continuing operations decreased by 38,000oz, or 3%, from 1,361,000oz for the first six months of 2019 to 1,323,000oz for the first six months of 2020. Production from discontinued operations for the first six months of 2020 was 146,000oz, compared to 193,000oz for the first six months of 2019. AngloGold Ashanti delivered a solid performance, despite the temporary COVID-19 related stoppages at Serra Grande in Brazil, Cerro Vanguardia in Argentina and at the South African operations which are treated as discontinued and together impacted total production by an estimated 85,000oz (of which 63,000oz relate to the South African operations). In Mali, both Sadiola, which produced 25,000oz during the six months ended 30 June 2019, and Morila, which produced 16,000oz during the six months ended 30 June 2019, entered into limited operations levels during 2020 and therefore no longer report on production. Strong performance was delivered by Geita in Tanzania. The Obuasi Redevelopment Project in Ghana continues to ramp up, delivering 50,000oz in production in the first half of 2020, which would have been higher still had it not been for delays in receiving equipment and in the arrival of certain critical personnel to the site amid lockdowns in various jurisdictions. Production is measured as ounces of refined gold in saleable form derived from the mining process.

Comparison of financial performance for the six months ended 30 June 2020 with the six months ended 30 June 2019

Revenue from product sales

Revenue from product sales increased by $381m to $1,963m in the six months ended 30 June 2020 from $1,582m in the corresponding period of 2019, representing a 24% increase year-on-year. The increase was due to a $346/oz, or 26% increase, in the gold price received per ounce from $1,306/oz for the six months ended 30 June 2019 to $1,652/oz for the corresponding period in 2020. The increase in revenue from product sales was partially offset by a decrease in production in Australia and the Americas.

June 2020 Interim Report - www.AngloGoldAshanti.com.

Cost of sales

Cost of sales increased by $26m, or 2%, from $1,264m in the six months ended 30 June 2019 to $1,290m in the six months ended 30 June 2020. The increase was primarily due to a $23m increase in royalties due to higher gold price received, a $12m inventory change and a $6m increase in rehabilitation and other non-cash costs compared to the same period last year, partially offset by a $26m decrease in cash operating costs. The increase in rehabilitation and other non-cash costs was primarily due to changes in cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs compared to the same period in 2019.

Total cash costs

Total cash costs decreased by $2m from $948m in the first six months of 2019 to $946m in the first six months of 2020. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs decreased from $884m in the first six months of 2019 to $858m in the first six months of 2020, which represents a $26m, or 3%, decrease. The decrease was primarily due to processing of higher grade ore stockpiles, lower costs due to favourable exchange rate movements as a result of weaker local currencies against the US Dollar in operating jurisdictions, and lower fuel, power, service and other costs compared to the same period last year, partially offset by the costs related to the Company’s contributions in each of its operating jurisdictions to assist public health efforts and to help slow the spread of COVID-19, higher labour and contractor costs and higher costs for engineering services and other materials.

Royalty costs, which are generally calculated as a percentage of revenue, increased from $59m in the first six months of 2019 to $82m in the first six months of 2020, which represents a $23m, or 39%, increase, primarily due to an increase in royalty costs at Geita of $12m, Iduapriem of $5m and Cerro Vanguardia of $3m. The increase in royalty costs was due to a 26% increase in the gold price received per ounce in the six months ended 30 June 2020 compared to the corresponding period in 2019.

Retrenchment costs

Retrenchments costs decreased by $1m, or 50%, from $2m in the first six months of 2019 to $1m in the first six months of 2020.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased by $6m, or 26%, from $23m for the six months ended 30 June 2019 to $29m for the six months ended 30 June 2020. This increase was primarily due to changes in cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs compared to the same period in 2019.

Amortisation

Amortisation of tangible, intangible and right of use assets increased by $11m, or 4%, from $266m in the six months ended 30 June 2019 to $277m in the six months ended 30 June 2020.

Amortisation of tangible assets increased by $11m, or 5%, from $243m in the six months ended 30 June 2019 to $254m in the six months ended 30 June 2020, mainly due to higher production and deferred stripping amortisation at Iduapriem in Ghana and Geita in Tanzania, partially offset by lower production and exchange rate impacts at Tropicana in Australia.

Amortisation relating to right of use assets, as recognised in accordance with IFRS 16 Leases, increased by $1m, or 5%, from $21m in the six months ended 30 June 2019 to $22m in the six months ended 30 June 2020 due to an increased number of contracts being entered into that qualified as leases mainly at AngloGold Ashanti Mineração and Serra Grande in Brazil.

Amortisation of intangible assets decreased by $1m, or 50%, from $2m in the six months ended 30 June 2019 to $1m in the six months ended 30 June 2020 due to lower software and licence amortisation.

Inventory change

There was a $12m increase in inventory change from a charge of $25m in the six months ended 30 June 2019 to a charge of $37m in the six months ended 30 June 2020, mainly at Siguiri in Guinea due to greater movement in gold doré and movement of gold inventory at AngloGold Ashanti Mineração in Brazil.

Gain (loss) on non-hedge derivatives and other commodity contracts

A loss on non-hedge derivatives and other commodity contracts of $15m was recorded for the six months ended 30 June 2020, compared to a profit of $5m for the six months ended 30 June 2019. The loss is mainly due to realised losses of $5m, unrealised losses of $10m on gold and oil derivative contracts and a $5m unrealised gain not repeated in 2020.

Corporate administration, marketing and other expenses

Corporate administration, marketing and other expenses decreased by $5m, or 12%, from $41m for the six months ended 30 June 2019 to $36m for the six months ended 30 June 2020, largely due to favourable exchange rate movements as a result of weaker local currencies against the US Dollar.

Exploration and evaluation costs

Exploration and evaluation costs increased by $5m, or 10%, from $51m for the six months ended 30 June 2019 to $56m for the six months ended 30 June 2020. The increase is largely due to expenditures on pre-feasibility studies at the Colombian projects and brownfields exploration at Sunrise Dam in Australia.

June 2020 Interim Report - www.AngloGoldAshanti.com.

Other expenses

Other expenses increased by $3m, or 12%, from $25m in the six months ended 30 June 2019 to $28m in the six months ended 30 June 2020. The increase was largely due to an increase in other indirect taxes at Cerro Vanguardia in Argentina compared to the same period last year, partially offset by the reduction of care and maintenance costs at Obuasi in Ghana which is in the process of ramping up production in 2020 and an insurance claim refund resulting from the Newmont litigation concluded during the first half of 2020.

Foreign exchange gains (losses)

A gain from foreign exchange movements of $18m was recorded for the six months ended 30 June 2020, compared to a loss of $1m for the six months ended 30 June 2019. The gain related to favourable exchange rate movements mainly as a result of a weaker Brazilian Real against the US Dollar.

Finance costs and unwinding of obligations

Finance costs including cost related to leases decreased by $5m, or 7%, from $74m in the six months ended 30 June 2019 to $69m in the six months ended 30 June 2020, mainly due to interest capitalised related to the Obuasi Redevelopment Project of $7m, partially offset by an increase in bank interest on the $1.4bn Multi-currency RCF of $2m at AngloGold Ashanti Holdings plc. Unwinding of obligations of $17m was recorded in the six months ended 30 June 2020, compared with $18m in the six months ended 30 June 2019.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $41m, or 53%, from $78m in the six months ended 30 June 2019 to $119m in the six months ended 30 June 2020. The increase was mainly due to an increase in earnings from Kibali in the Democratic Republic of the Congo (DRC) as a result of an increase in the gold price received. This increase was partially offset by a decrease in equity earnings in Mali as the Morila mine continues to reprocess tailings material according to plan with the objective of concluding re-processing in early 2021 and Sadiola entered into limited operations during the first half of 2020.

Profit before taxation

Profit before taxation increased by $404m from a profit of $193m in the six months ended 30 June 2019 to a profit of $597m in the six months ended 30 June 2020, representing an increase of 209%. The increase was mainly due to an increase in revenue from product sales, foreign exchange gains and share of associates and joint ventures’ profit, partially offset by an increase in cost of sales and loss on non-hedge derivatives and other commodity contracts.

Taxation

Taxation expense increased by $146m from an expense of $62m in the six months ended 30 June 2019 to an expense of $208m in the six months ended 30 June 2020, which represents a 235% increase. This increase related mainly to, in Brazil, higher current tax as a result of higher revenue in the first half of 2020 and higher deferred tax mainly due to foreign exchange translation on non-monetary items; in Ghana, Tanzania and Argentina, higher current tax due to higher earnings; in South Africa, utilisation of tax losses and unredeemed capital due to higher revenue; and in Tanzania, higher withholding tax due to a dividend paid by Geita in the current year (no dividend was paid during the same period in the prior year).

Profit attributable to equity shareholders

Net profit attributable to equity shareholders, from continuing operations, increased by $253m from a profit of $129m in the six months ended 30 June 2019 to a profit of $382m in the six months ended 30 June 2020, representing an increase of 196%. The increase was mainly due to the $381m increase in revenue from product sales, the $19m increase in gains from foreign exchange movements and the $41m increase in the share of associates and joint ventures' profit. The increase was partially offset by the $146m increase in taxation expense, the $26m increase in cost of sales and the $20m increase in the loss on non-hedge derivatives and other commodity contracts.

Discontinued operations

A profit from discontinued operations of $39m was recorded for the six months ended 30 June 2020, compared to a loss of $15m in the six months ended 30 June 2019. The South African operations have been accounted for as discontinued operations. Refer to “Condensed Consolidated Financial Statements for the six months ended 30 June 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details.

Comparison of cash flows in the six months ended 30 June 2020 with the six months ended 30 June 2019

Cash flow was strong in the first six months of 2020, driven by the rising gold price.

Cash flows from operating activities from continuing operations

Cash flows from operating activities from continuing operations was up by $235m, or 74%, to a net inflow of $552m in the first six months of 2020, from a net inflow of $317m in the same period last year. The increase in cash flows generated by operations compared to the same period last year was mainly due to an increase in revenue from gold sales as a result of an increase in the gold price received and an increase in dividends received from joint ventures, partially offset by an increase in cost of sales and taxation paid.

Dividends received from joint ventures was up by $21m, or 64%, to $54m in the first six months of 2020, from $33m in the same period last year, mainly due to cumulative cash receipts from the DRC in the first half of 2020 totaling $54m, which included dividends of $25m and $29m received from Kibali (Jersey) Limited in the first and second quarters of 2020, respectively. At the end of June 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $293m. Barrick Gold Corporation
June 2020 Interim Report - www.AngloGoldAshanti.com.

(Barrick), the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Net cash outflow from operating working capital items (movements in working capital) amounted to $192m in the first six months of 2020, compared with an outflow of $148m in the first six months of 2019, representing an increase of $44m, or 30%. Working capital movements were impacted by an increase in ore stockpiles at Geita in Tanzania. Working capital movements were further impacted by an increase of investment in consumables and maintenance items; an increase in gold in process inventories as the Obuasi mine continued to ramp up production; additional inventory investment across the group to mitigate COVID-19 risks through ensuring operations have around four months of consumables available; VAT lock-ups at Geita in Tanzania; as well as an increase in lock-up of recoverable export duties and discounting thereof at Cerro Vanguardia in Argentina. On 1 July 2020, the Finance Act, 2020 (No. 8) became effective in Tanzania,amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, by deleting the disqualification of refunds due to exporters of ‘raw minerals’, thereby allowing for the recovery of VAT refunds for mineral exporters from July 2020 onwards.

Cash flows from investing activities from continuing operations

Cash flows from investing activities from continuing operations amounted to a net outflow of $307m in the first six months of 2020, which is $69m, or 29%, higher than a net outflow of $238m in the same period last year. The increase was mainly due to higher capital expenditure compared to the same period last year, mainly related to expenditure on the Obuasi Redevelopment Project and the Quebradona project and an increase in cash restricted for use.

Cash flows from financing activities from continuing operations

Cash flows from financing activities from continuing operations amounted to a net inflow of $560m in the first six months of 2020, which is a change of $624m from a net outflow of $64m in the first six months of 2019.

Proceeds from borrowings increased by $1,372m from $154m in the first six months 2019 to $1,526m in the first six months of 2020. This increase included drawdowns on the $1.4bn Multi-currency RCF of $1,372m ($1,350m by AngloGold Ashanti Holdings plc and $22m by AngloGold Ashanti Australia Limited), a drawdown of $87m on the R2.5bn South African RCF, offset by a comparative decrease in proceeds from borrowings of $36m on the R500m RMB corporate overnight facility (which was reduced from R750m to R500m in January 2020), $35m on the R1.4bn South African RCF (which was cancelled in February 2020) and $16m on the $150m Geita RCF.

Cash outflows from repayment of borrowings increased by $729m from $82m during the first six months of 2019 to $811m during the first six months of 2020. This increase included the repayment of the $700m 10-year bond maturing in April 2020, $37m on the $1.4bn Multi-currency RCF (AUD portion), $29m on the R2.5bn South African RCF, partially offset by a decrease on the R500m RMB corporate overnight facility of $37m (which was reduced from R750m to R500m in January 2020).

Finance costs paid decreased by $1m from $68m in the first six months of 2019 to $67m in the first six months of 2020. The decrease was due to various small variances including a lower interest rate environment.

Other borrowing costs increased by $18m from nil in the first six months of 2019 to $18m in the first six months of 2020. The increase was due to costs related to the new $1bn standby credit facility signed in April 2020.

In the first six months of 2020, the Company declared and paid a dividend of $44m to its shareholders, compared to a dividend of $43m declared and paid in the first six months of 2019.

Liquidity

Profit before taxation increased by $404m, or 209%, from $193m in the first six months of 2019 to $597m in the first six months of 2020. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased by $390m, or 60%, to $1,035m in the first six months of 2020, from $645m in the first six months of 2019.

Total borrowings increased by $636m, or 28%, from $2,249m at 30 June 2019 to $2,885m at 30 June 2020. Adjusted net debt decreased by $0.31bn, or 18%, to $1.43bn at 30 June 2020, from $1.74bn at the same time last year. At 30 June 2020, the group had a cash position (cash and cash equivalents) of approximately $1.3bn after fully drawing on the $1.4bn Multi-currency RCF, whilst R1.55bn remained available on the R4bn South African facilities. On 15 April 2020, AngloGold Ashanti repaid the principal and final coupon of the $700m 10-year bond, which was issued in April 2010. The group is in a strong cash position, and to further bolster available liquidity following the repayment of the 2010 bond, secured additional credit facilities in April 2020 by signing a new standby credit facility of $1bn with a term of 364 days, which can be extended for a further six months with the participating syndicated banks’ consent. At 30 June 2020, this new $1bn standby credit facility remained undrawn.

The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA to test compliance with the financial maintenance covenants included in the group’s revolving credit facility agreements is based on the formulae included in those agreements. For purposes of those financial maintenance covenants, the ratio of Adjusted net debt to Adjusted EBITDA (as such terms are defined in the revolving credit facility agreements) shall not exceed 3.5 times. The revolving credit facilities also permit the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facilities. The ratio of Adjusted net debt to Adjusted EBITDA (calculated in accordance with the revolving credit facility agreements) at 30 June 2020 was 0.73 times compared with 1.00 times as at 31 December 2019.

Capital expenditure

Capital expenditure for continuing and discontinued operations (including equity-accounted investments) increased by 15% year-on-year to $366m in the first six months of 2020, compared to $318m in the first six months of 2019. This increase was largely due to an increase in growth capital expenditure at Obuasi, where $93m was spent in the first six months of 2020 on the redevelopment of the project, a capital expenditure of $29m on land acquisitions and advancing the feasibility study relating to the Quebradona project and a capital expenditure of $19m on the Tropicana Boston Shaker underground project. Total sustaining capital expenditure remained unchanged at $219m for the first
June 2020 Interim Report - www.AngloGoldAshanti.com.

six months of 2020, compared to the same period in 2019. The strategy of improving operating flexibility through additional investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two to three years, remains intact.

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended Jun 2020	Six months ended Jun 2019	% Variance six months vs prior year six months
Operating review Gold
Gold production from continuing operations (kozs)	1,323	1,361	(3)
Gold production from discontinued operations (kozs)	146	193	(24)
Gold production from continuing and discontinued operations (kozs)	1,469	1,554	(5)

Financial review
Continuing operations
Gold income ($m)	1,917	1,545	24
Gold price received per ounce ($/oz) (3)	1,652	1,306	27
Corporate & marketing costs ($m) (1)	36	41	(12)
Exploration & evaluation costs ($m)	56	51	10

Cost of sales - Subsidiaries ($m)	1,290	1,264	2
Cost of sales - Joint Ventures ($m)	164	220	(25)
All-in sustaining costs per ounce - Subsidiaries ($/oz) (2) (3)	1,033	1,026	1
All-in sustaining costs per ounce - Joint Ventures ($/oz) (2) (3)	812	744	9
All-in costs per ounce - Subsidiaries ($/oz) (2) (3)	1,220	1,163	5
All-in costs per ounce - Joint Ventures ($/oz) (2) (3)	780	761	2
Total cash costs per ounce - Subsidiaries ($/oz) (3)	799	783	2
Total cash costs per ounce - Joint Ventures ($/oz) (3)	594	641	(7)

Profit before taxation ($m)	597	193	209
Adjusted EBITDA ($m) (3)	1,035	645	61

Continuing and discontinued operations
Capital expenditure ($m)	366	318	15
(1) Includes administration and other expenses.   (2) World Gold Council standard.
(3) Refer to “Non-GAAP disclosure” for definition.

SAFETY UPDATE

Regrettably, there was one fatality in the second quarter of the year. This involved a Long-haul Dump operator who was fatally injured in a Heavy Mobile Equipment related incident at Obuasi. Subsequent to the end of the second quarter of 2020, a security guard was fatally injured at the Obuasi mine when he was struck by a private vehicle that veered off the road. In addition, we have previously reported four fatalities in the first quarter of 2020, which occurred in two separate safety incidents in March at the Mponeng mine. Those incidents involved a fall of ground, caused by a large seismic incident, resulting in three fatalities and a tramming accident causing one fatality. The tragic occurrence of these fatal incidents remains a stark reminder that we must continue to redouble our efforts to make sure our employees return home safely each day.

The All-injury frequency rate (AIFR) for the group was 2.57 injuries per million hours worked during the second quarter of 2020, a 7% improvement from 2.75 injuries per million hours worked in the first quarter of the year. For the six months ended 30 June 2020, AIFR was 2.66 injuries per million hours worked, an improvement of 27% compared to 3.63 injuries per million hours worked in the same period a year ago. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

All operations remain on high alert with respect to the impacts of the COVID-19 pandemic and we are actively dealing with both the operational challenges and psychological effects associated with the virus as well as related protective measures, including lockdown arrangements. In South Africa, seismicity risk remains high at the Mponeng mine and stringent measures to mitigate that risk have been introduced since the phased restart of operations following the extended stoppage due to COVID-19.

The Company remains focused on the execution of its Safe Production Strategy as we aim to continually improve our safety practices to ensure safe workplaces. Close tracking of High Potential Incidents and low-frequency, high consequence safety events, remain an important source of learning and encourage heightened awareness.

COVID-19

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.

During the first six months of 2020, temporary suspensions were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia (CVSA) in Argentina and at our South African operations, in line with local lockdown regulations. Serra Grande resumed
June 2020 Interim Report - www.AngloGoldAshanti.com.

operations on 5 April 2020 and continues to operate at normalised levels. At CVSA, operations resumed on 6 April 2020, initially processing stockpiles at planned production rates. Since the shift change on 19 April 2020, the mine has restarted open pit and underground mining operations, but cross-border travel restrictions, which have impacted the ability to fully operate the underground and open-pit operations, continue.

In South Africa, surface processing operations restarted on 6 April 2020 and are operating at planned production rates. At the Mponeng underground mine, the ramp-up of operations to 50% capacity commenced on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures. However, on 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitise the workplace and key infrastructure. The Mponeng mine resumed operations on 1 June 2020 and ramped up to 50% production capacity by 4 June 2020. The mine is currently in the process of ramping-up to 100% capacity. Subsequent to 30 June 2020, the South African mining industry, through the Minerals Council South Africa and in collaboration with the South African Department of Mineral Resources and Energy (DMRE), began recalling foreign-based mineworkers to South Africa. More than 1,200 foreign-based mineworkers or approximately 20% of the Mponeng mine workforce started to report for work on 7 July 2020 and underwent a mandatory 14-day quarantine before being redeployed to the Company’s operations. All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine in South Africa and Cerro Vanguardia in Argentina which both continue with gradual ramp-ups to 100% capacity.

Despite the temporary suspension of certain operations, the Company continued to pay full salaries and benefits during this period to all employees, including those who could not work because of the lockdown restrictions. The Company also continued to pay contractor-related costs, while having to contend with disrupted supply chains.

The Company continues to manage the business with a cautious outlook, focusing on cash conservation, risk mitigation and maintaining a tight rein on costs.

Inventories of critical spares have been built to cover between three and six months of operations. We had also identified contingency plans early in the year to counter potential disruptions and built ore stockpiles to provide additional operating flexibility where possible. We have further worked closely with our associate partners at Rand Refinery (Pty) Limited in Johannesburg to ensure uninterrupted inbound transport of gold doré and expatriates from our African operations using accredited private charters when commercial airlines have suspended operations.

Beyond the business, we recognise the COVID-19 pandemic has spread suffering, disrupted billions of lives, and endangered the global economy. Tackling the pandemic requires co-operation and co-ordination of efforts by stakeholders to ensure that resources and technology are deployed to make the biggest possible impact on trying to control the pandemic and reduce the toll on human lives. To that effect, AngloGold Ashanti stepped up its humanitarian efforts across all host countries, working alongside, and providing donations to, governments, local communities and healthcare facilities to help combat the spread of the virus. We introduced a host of initiatives on our mine sites and at the surrounding communities, which include, among other things, providing critical medical PPE as well as hand washing stations and alcohol-based hand sanitisers, running comprehensive personal hygiene campaigns, and also distributing food parcels, water tanks and toilet facilities. In South Africa, the Company made available two hospitals in the North West and Gauteng provinces for the exclusive use by the provincial governments to treat and isolate COVID-19 patients, and also a residence for the accommodation of frontline healthcare workers. In addition, the Company made a variety of donations and other contributions amounting to $5m across the group's operations since the start of the pandemic, which includes the $1.2m (R20m) pledge to the Solidarity Response Fund in South Africa.

OPERATING HIGHLIGHTS

Continuing operations

In the Continental Africa region, subsidiaries produced 541,000oz (excluding pre-production ounces) at a cost of sales of $581m and a total cash cost per ounce of $722/oz for the six months ended 30 June 2020, compared to 482,000oz (excluding pre-production ounces) at a cost of sales of $563m and a total cash cost per ounce of $864/oz for the six months ended 30 June 2019. Joint ventures produced 181,000oz at a cost of sales of $164m and a total cash cost per ounce of $594/oz for the six months ended 30 June 2020, compared to 229,000oz at a cost of sales of $220m and a total cash cost per ounce of $641/oz for the six months ended 30 June 2020.

In Ghana, Iduapriem’s production increased by 1% year-on-year to 137,000oz at a cost of sales of $147m and a total cash cost per ounce of $743/oz for the six months ended 30 June 2020, compared to 135,000oz at a cost of sales of $128m and a total cash cost per ounce of $732/oz for the six months ended 30 June 2019. Production increased as a result of a higher recovered grade in line with the mining plan associated with ore from Blocks 7 and 8 in the Teberebie pit. This increase was partially offset by lower ore tonnes treated. Cost of sales increased as a result of higher deferred stripping amortisation relating to tangible assets, higher royalties and higher rehabilitation and other non-cash costs compared to the same period last year, partially offset by lower power costs. Total cash costs per ounce increased due to higher royalties paid during the first six months 2020 compared to the same period last year, partially offset by increased production volumes and lower power costs.

In Tanzania, Geita delivered another strong performance, increasing production by 26% year-on-year to 307,000oz at a cost of sales of $266m and a total cash cost per ounce of $557/oz for the six months ended 30 June 2020, compared to 243,000oz at a cost of sales of $284m and a total cash cost per ounce of $846/oz for the six months ended 30 June 2019. Geita’s production increased 26% year-on-year as a result of higher tonnes treated and higher recovered grade. Recovered grade was 9% higher year-on-year mainly due to higher grade ore from the Nyankanga open pit. Mining at the pit bottom continued and offset lower grades from underground operations. Ore processed increased 16% year-on-year due to the maintenance work conducted to replace the ball mill shell in the same period last year. Cost of sales benefited from improved mining rates and an increase in the ore stockpile movement compared to the same period last year, partially offset by higher deferred stripping amortisation relating to tangible assets and higher royalties paid. Total cash costs per ounce were favourably impacted by a higher gold production, improved mining rates and an increase in the ore stockpile movement during the first six months of 2020 compared to the same period last year. This decrease was partially offset by an increase in royalties paid as well as in freight and clearing charges following the implementation of a new clearing process for goods entering the country by the Government of Tanzania.

In the first half of 2020, the Government of Tanzania also granted consent to change the mining method under our special mining license from open pit to underground method and issued the mining permit for the Geita Hill underground project, which will be a significant
June 2020 Interim Report - www.AngloGoldAshanti.com.

contributor to the future of the Geita operation. The Geita Hill underground portal will be positioned on the western side of Geita Hill Pit and will target Blocks 1 and 2, which will unlock an estimated third of the underground Mineral Resource. The targeted start of underground mining at Geita Hill, is January 2021, subject to the status of COVID-19 and the mobilisation of critical personnel onsite.

In Guinea, Siguiri produced 98,000oz at a cost of sales of $144m and a total cash cost per ounce of $1,217/oz for the six months ended 30 June 2020, compared to 104,000oz at a cost of sales of $128m and a total cash cost per ounce of $1,078/oz for the six months ended 30 June 2019. The mine saw an increase in tonnes treated in the first half of 2020 compared to the same period last year, reflecting the added hard rock processing capacity. The increase in ore tonnes processed was offset by a lower-than planned recovery rate primarily due to the high carbon content of the ore being processed. Cost of sales increased mainly due to an increase in reagent consumption, which was required as higher consumption of carbon was essential to extract gold from the material treated, in order to mitigate the loss of gold during processing, compared to the same period last year. Higher prices paid for lime, cyanide and activated carbon, as well as higher royalties paid also negatively impacted cost of sales. Total cash costs per ounce increased mainly due to higher processing costs and other costs as the operation addressed the processing challenges from treating harder rock material through the plant compared to the same period last year.

In the DRC, Kibali produced 181,000oz at a cost of sales of $164m and a total cash cost per ounce of $594/oz for the six months ended 30 June 2020, compared to 188,000oz at a cost of sales of $170m and a total cash cost per ounce of $541/oz for the six months ended 30 June 2019. Gold production was lower year-on-year mainly due to the planned lower grade ore mined from the Sessenge and KCD pits. Cost of sales decreased mainly as a result of a decrease in amortisation, lower reagent costs and lower power cost due to higher hydropower energy mix, partially offset by higher royalties and higher costs for maintenance services, compared to the same period last year. Total cash costs per ounce increased due to lower production, higher stockpile utilisation, higher royalties and higher costs for maintenance services, partially offset by lower reagent costs and lower power cost due to higher hydropower energy mix, compared to the same period last year.

In Mali, at Morila, the mine continues to reprocess tailings material according to plan with the objective of concluding re-processing in early 2021. At Sadiola, which is currently in limited operations, the mine continues its stockpile treatment plan. Reporting no longer includes production and “Non-GAAP” cost metrics for these operations.

The Americas region produced 290,000oz at a cost of sales of $387m and a total cash cost per ounce of $826/oz for the six months ended 30 June 2020, compared to 334,000oz at a cost of sales of $385m and a total cash cost per ounce of $757/oz for the six months ended 30 June 2019. Cost of sales decreased as a result of favourable exchange rate movements, lower power and fuel costs, and lower amortisation of tangible assets partially offset by unfavourable movements in gold inventory and an increase in royalties compared to the same period last year. Total cash costs per ounce were higher reflecting lower production and cost escalations across the region in the first six months of 2020 compared to the same period last year. Production for the region was adversely impacted by lower grades, geotechnical issues in the underground areas in Brazil, unexpected heavy rainfalls and the effects of the COVID-19 pandemic, including the temporary suspension of mining activities at Serra Grande and Cerro Vanguardia, in the first six months of 2020 compared to the same period last year.

In Argentina, Cerro Vanguardia's production decreased by 15% to 92,000oz at a cost of sales of $133m and a total cash cost per ounce of $783/oz for the first six months of 2020, compared to 108,000oz at a cost of sales of $127m and a total cash cost per ounce of $723/oz for the first six months of 2019. Production was lower year-on-year due to the temporary suspension of operations in March and April related to COVID-19 lockdown regulations, continuing cross-border travel restrictions which have impacted, and continue to impact, the ability to fully operate the underground and open-pit operations and have had an estimated overall adverse impact of 9koz in the first half of 2020, as well as the planned 25% decrease in grades in line with the current life-of-mine plan. Cost of sales increased as a result of salary increases, higher energy consumption, higher costs for maintenance services, explosives, other materials and spare parts. Cost of sales were further impacted due to the unfavourable movement of stockpiles as a result of COVID-19. These cost increases were partially offset by a weaker exchange rate of the Argentinean Peso against the US Dollar, lower amortisation of tangible assets, higher by-product revenue derived from higher silver volumes sold as well as a higher average silver price. Total cash costs per ounce increased year-on-year in the first six months of 2020 mainly due to lower production, salary increases, higher energy consumption and higher costs for maintenance services, explosives, other materials and spare parts. These cost increases were partially offset by a weaker exchange rate of the Argentinean Peso against the US Dollar, higher by-product revenue derived from higher silver volumes sold as well as a higher average silver price.

In Brazil, at AngloGold Ashanti Mineração, production was 153,000oz at a cost of sales of $192m and a total cash cost per ounce of $852/oz for the six months ended 30 June 2020, compared to 175,000oz at a cost of sales of $191m and a total cash cost per ounce of $761/oz for the same period last year. Production was lower mainly due to lower recovered grade at Cuiabá as well as the unexpectedly long and heavy rain season which affected output from the open pit mine at the Córrego do Sítio complex. At Cuiabá, the mine introduced a new underground support standard and revised mining sequence to address the deteriorating ground conditions which were previously flagged in 2019. However, infrastructure and development cycle delays in the programmed areas, as well as geological model changes, resulted in lower grades and negatively impacted production. At the Córrego do Sítio complex, production was lower due to unexpected heavy rains in the Rosalino open pit and lower equipment utilisation due to absenteeism caused by COVID-19. Gold recovery was further impacted by metallurgical challenges at the sulphide plant. Cost of sales decreased as a result of favourable exchange rate movements due to a weaker exchange rate of the Brazilian Real against the US Dollar, lower power and fuel costs and lower amortisation of tangible assets, partially offset by an increase in rehabilitation and other non-cash costs compared to the same period last year. Total cash costs per ounce increased primarily as a result of a decrease in production compared to the same period last year.

Serra Grande produced 45,000oz at a cost of sales of $50m and a total cash cost per ounce of $821/oz for the first six months of 2020, compared to 51,000oz at a cost of sales of $57m and a total cash cost per ounce of $799/oz for the same period last year. Production was lower year-on-year due to the temporary suspension of operations in March and April related to COVID-19 lockdown regulations, with a minor production impact of 1koz, as well as a delay in obtaining an environmental licence for the mining plan which affected our ability to access the high-grade open pit Venâncio deposit. Cost of sales decreased as a result of favourable exchange rate movements due to a weaker exchange rate of the Brazilian Real against the US Dollar, reduced amortisation of ore reserve development in tangible assets as well as lower power and fuel costs, partially offset by higher royalties paid, higher other materials and reagent costs and higher provisions for environmental rehabilitation. Total cash costs per ounce were higher year-on-year in the first six months of 2020 due to unfavourable movements in stockpiles and higher royalties paid and higher other materials and reagent costs. This increase was partially offset by higher volumes treated due to an improved performance at Pequizão, Nova and Mina III open pits, improved efficiencies and a weaker exchange rate of the Brazilian Real against the US Dollar.
June 2020 Interim Report - www.AngloGoldAshanti.com.

The Australia region produced 260,000oz at a cost of sales of $331m and a total cash cost per ounce of $967/oz for the first six months of 2020, compared to 316,000oz at a cost of sales of $319m and a total cash cost per ounce of $704/oz for the first six months of 2019.

Production at Sunrise Dam was 116,000oz at a cost of sales of $153m and a total cash cost per ounce of $1,050/oz for the first six months of 2020, compared to 136,000oz at a cost of sales of $158m and a total cash cost per ounce of $887/oz for the first six months of 2019. Production was lower year-on-year mainly due to lower mill feed grades, marginally offset by higher mill throughput and metallurgical recoveries. Stoping flexibility continues to improve aided by the underground exploration drilling programme. A key focus for Sunrise Dam is to deliver the development and drilling needed to grow its Ore Reserves. Cost of sales decreased as a result of a weaker exchange rate of the Australian Dollar against the US Dollar, lower amortisation of tangible assets and favourable movements in stockpiles compared to the same period last year. Total cash costs per ounce increased primarily as a result of a decrease in production compared to the same period last year, partially offset by a weaker exchange rate of the Australian Dollar against the US Dollar.

Tropicana produced 144,000oz at a cost of sales of $165m and a total cash cost per ounce of $822/oz for the first six months of 2020, compared to 180,000oz at a cost of sales of $150m and a total cash cost per ounce of $525/oz for the first six months of 2019. Production was lower year-on-year mainly due to the cessation of open pit mining, as well as completion of grade streaming activities in the same period of 2019. As previously flagged, a decrease in open pit mining is in line with the current mine plan and the fall in open pit tonnes was partially offset by a drawdown in lower grade surface stockpiles. Following the anticipated ramp-up of the Boston Shaker underground mine in the second half of 2020, the underground mine is expected to be a significant contributor of primary ore at Tropicana going forward. Cost of sales increased primarily as a result of the impact of treating the stockpiles, partially offset by lower volumes mined, lower amortisation and a weaker exchange rate of the Australian Dollar against the US Dollar compared to the same period last year. Total cash costs per ounce increased mainly as a result of lower production when compared to the same period last year.

Discontinued operations

The South African region produced 146,000oz at a cost of sales of $174m and a total cash cost per ounce of $1,155/oz for the six months ended 30 June 2020, compared to 193,000oz at a cost of sales of $231m and a total cash cost per ounce of $1,021/oz for the six months ended 30 June 2019.

Mponeng produced 76,000oz at a cost of sales of $95m and a total cash cost per ounce of $1,218/oz in the first six months of 2020, compared to 114,000oz at a cost of sales of $140m and a total cash cost per ounce of $1,018/oz in the first six months of 2019. Production was lower year-on-year mainly due to the lockdown regulations imposed related to COVID-19 as well as the voluntary suspension of mining following the detection of positive COVID-19 cases among the mine’s workforce, which had an estimated impact of 55koz. Gold production was further impacted by lower tonnes mined due to poor ground conditions, safety stoppages due to fatalities, as well as lower recovered grade related to the increased volume of marginal ore dumps processed in order to mitigate volume losses related to COVID-19. Cost of sales decreased as a result of lower volumes of ore mined, higher surface volumes treated, lower royalties paid, a favourable gold in process movement and a weaker exchange rate of the South African Rand against the US Dollar compared to the same period last year as well as due to lower variable costs associated with lower volumes whilst the operation was operating under COVID-19 restrictions. Total cash costs per ounce increased as a result of a decrease in production, partially offset by higher surface volumes treated, lower royalties paid, a favourable gold in process movement and a weaker exchange rate of the South African Rand against the US Dollar compared to the same period last year.

Surface Operations produced 69,000oz at a cost of sales of $79m and a total cash cost per ounce of $1,087/oz in the first six months of 2020, compared to 79,000oz at a cost of sales of $91m and a total cash cost per ounce of $1,025/oz in the first six months of 2019. At Mine Waste Solutions, production was lower year-on-year during the first half of 2020 due to the impact of the COVID-19 lockdown, as well as floor cleaning activities at the Sulphur Paydam and Harties 1 tailings storage facility (TSF). Lower recovered grade as a result of challenges experienced with reagent control and carbon management further impacted gold production. At the West Wits surface operations, gold production was lower year-on-year during the first half of 2020 mainly due to the COVID-19 lockdown and the relining of mills at the Kopanang plant. The operations’ recovered grade was lower as a result of lower grade material being processed and lower plant efficiency. Cost of sales decreased as a result of a weaker exchange rate of the South African Rand against the US Dollar compared to the same period last year, favourable inventory valuation, lower retrenchments and lower rehabilitation costs, partially offset by increases in labour and consumables costs. Total cash costs per ounce increased as a result of lower production as well as increases in labour and consumables costs compared to the same period last year.

UPDATE ON CAPITAL PROJECTS
Obuasi Redevelopment Project

Obuasi’s redevelopment project continues to make steady progress, despite some COVID-19 related disruption during the period. As reported in the first quarter of 2020, the COVID-19 pandemic caused some construction delays and had the effect of limiting mining volumes. Inbound freight and passenger traffic has resumed, albeit under ongoing restrictions. As mentioned previously, the commissioning and ramp-up of Phase 2 is expected to be delayed by one quarter to the end of the first quarter of 2021.

Operational Readiness

Ramp-up and stabilisation of the process plant to the Phase 1 capacity of 2,000 tonnes per day was further progressed during the second quarter of 2020. However, mining rates were constrained at 60% to 70% capacity due to skilled-labour shortages caused by COVID-19 isolations and international travel restrictions. Mining rates averaged 1,590 tonnes per day for the second quarter of 2020. We have worked with the Ghanaian authorities to successfully implement special charter flights and quarantine arrangements in order to effect crew rotations and bring specialist personnel to the site. Mining commenced in Block 8 Lower, providing a second mining front to Sansu.

Phase 2 Construction

The construction work for Phase 2 has made good progress despite the COVID-19 challenges, reaching 68% completion. Work continues on the GCVS vent shaft and paste-fill plant and delivery system. In the process plant, concrete and structural steel works have been completed. Equipment, piping, electrics and instrumentation works are well advanced. Earthworks for the Biox TSF and water dams are well
June 2020 Interim Report - www.AngloGoldAshanti.com.

advanced. The KRS Shaft, which is required to increase mining capacity to 4,000 tonnes per day, is facing a three-month delay to the end of the year and the paste-fill plant to the first quarter of 2021.

Tropicana - Boston Shaker

The first production stope in the Boston Shaker underground mine was fired in June 2020 and the project remains on track to achieve commercial production in the second half of 2020. Installation of key underground infrastructure progressed to schedule with primary fan commissioning successfully completed in June 2020. The mine’s first remote loader began operating during the first half of 2020 and a third jumbo was introduced to increase developed stocks and provide flexibility in the mine schedule. Underground grade control drilling returned positive results during the first half of 2020.

Colombian projects

Quebradona

At the Quebradona project, the Feasibility Study (FS) continues to progress and the National Environmental Licensing Authority of Colombia conducted a site evaluation, in the first quarter of 2020, as part of the Environmental Impact Assessment (EIA). The team at the operations is continuing with construction readiness and EIA permitting. The work on the FS is still progressing and is now expected to be completed in the first half of 2021.

Gramalote

At the Gramalote project, our joint venture partner, B2Gold Corp. (B2Gold), which operates the project, restarted operations on 4 May 2020 (following a temporary shutdown on 30 March 2020 due to COVID-19) for EIA-related field activities, with exploration drilling recommencing on 11 May 2020. The project became fully operational within a week, with appropriate preventive practices, monitoring, and COVID-19 testing and tracing protocols in place. During the shutdown, other aspects of the FS such as mine engineering review, metallurgical investigations and process plant design development continued to be advanced by B2Gold.

Ongoing exploration work continues, with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, B2Gold now expects to complete the FS in the first quarter of 2021.

Governmental authorities in Antioquia continue to closely manage levels of business activities and public movement with a view to gradually reopen the economy while ensuring adequacy of medical facilities, including public testing, contact tracing and intensive care units.

La Colosa

The La Colosa project remains in care and maintenance. The force majeure at the project was extended for an additional one-year period, which will now expire in June 2021.

CORPORATE UPDATE

Executive Team Update

On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky decided step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020. Kelvin has done an excellent job in delivering on the Company’s strategy and leaves AngloGold Ashanti in solid shape, with an improving portfolio and robust cash flows aiding ongoing debt reduction.

The Board of Directors of the Company (Board) thanks Kelvin for his role in advancing AngloGold Ashanti’s strategy and wishes him the very best in the future. Kelvin will remain in Toronto to spend time with his family but will be available to assist the group with a smooth handover until 28 February 2021.

The Board is also pleased to announce the appointment of Ms. Christine Ramon, currently Chief Financial Officer (CFO) and Executive Director, as Interim CEO. Christine will assume the role from 1 September 2020, while the Board embarks on a comprehensive recruitment process to find a new permanent CEO. Mr. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

On 30 June 2020, Ms. Maria Sanz Perez, Executive Vice President – General Counsel, Compliance and Company Secretary, departed from the Company. She was succeeded in her role as Executive Vice President – General Counsel and Compliance by Ms. Lizelle Marwick. Effective 1 July 2020, Ms. Lizelle Marwick also assumed the role of Interim Company Secretary while we continue our search for a new permanent Company Secretary.

Change to Board of Directors

On 31 July 2020, AngloGold Ashanti announced the appointment of Dr. Kojo Busia as an independent non-executive director to its Board of Directors, effective 1 August 2020. Dr. Busia will serve as a member of the Company's Investment Committee as well as the Social, Ethics and Sustainability Committee.

Dr Busia recently held the position of Chief of Natural Resources Management Section, Division of Technology, Climate Change and Natural Resource Management at the United Nations Economic Commission for Africa (UNECA). Dr Busia is an internationally renowned leader and promoter of good governance in Africa, having 25 years of working experience in multilateral and bilateral organisations.

Asset Sales

Last year, AngloGold Ashanti initiated separate processes to review divestment options for its portfolio, specifically related to its remaining South African assets, the Sadiola mine in Mali and the Cerro Vanguardia (CVSA) mine in Argentina. Except for CVSA, these sale processes continue to progress.
June 2020 Interim Report - www.AngloGoldAshanti.com.

South Africa update

In respect of the sale of AngloGold Ashanti’s remaining South African assets, considerable progress has been made in the fulfilment of the conditions precedent to the transaction. Other than the conditions precedent in the sale agreement relating to the approvals from the South African Department of Mineral Resources and Energy (DMRE) for the transfer of the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in terms of the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA), all other conditions precedent to the transaction have been fulfilled. This included the approval, as received on 29 April 2020, of the transaction without conditions by the South African Competition Tribunal based on the recommendation of the South African Competition Commission. AngloGold Ashanti and Harmony Gold continue to actively engage with the DMRE and are confident that these last conditions precedent will be fulfilled, allowing completion of the transaction, in the near future. The timing of the completion of the transaction is subject to, amongst other things, any impact that the COVID-19 pandemic may have on the fulfilment of the last remaining conditions precedent.

Sadiola update

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD Corporation and Allied Gold Corp) remain committed to the fulfilment of the conditions precedent and completion of the transaction as soon as possible. Good progress has been made in the fulfilment of the various conditions precedent, which include certain approvals by the Government of Mali, including positive discussions with the Government of Mali. Such progress was made despite the impact of the COVID-19 pandemic, including travel bans. Recent political instability and related events in Mali have delayed the process from the originally anticipated timeline.

CVSA update

At Cerro Vanguardia in Argentina, after an extensive sale process and thorough review of the offers received, it has been concluded that the maximum potential value from the remaining resource endowment of the operation will be better realised inside the AngloGold Ashanti portfolio, resulting in the decision to retain the asset. A new three-year drilling project is being initiated in order to test the remaining potential of the district, considering extensions of known veins, new exploration areas and geophysical targets.

Tanzania Arbitration Proceedings Update

The arbitral proceedings against the Government of Tanzania have been stayed at the request of the parties since 15 January 2019 in order to afford them the opportunity to achieve an amicable resolution of the dispute. On 28 May 2020, the Arbitral Tribunal granted another extension to stay the arbitral proceedings until 11 September 2020 as a result of the COVID-19 pandemic.

Newmont Litigation

On 18 March 2020, the United States District Court for the Southern District of New York dismissed all causes of actions in the lawsuit filed by Newmont Corp. (formerly Newmont Mining Corp.) against AngloGold Ashanti and certain related parties in 2017. Newmont Corp. did not appeal the judgement and the matter is now closed.

June 2020 Interim Report - www.AngloGoldAshanti.com.

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Unaudited	Unaudited	Audited

Continuing operations
Revenue from product sales	2	1,963	1,582	3,525
Cost of sales	3	(1,290)	(1,264)	(2,626)
Gain (loss) on non-hedge derivatives and other commodity contracts		(15)	5	5
Gross profit		658	323	904
Corporate administration, marketing and other expenses		(36)	(41)	(82)
Exploration and evaluation costs		(56)	(51)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(3)	(6)
Other (expenses) income	4	(28)	(25)	(83)
Operating profit (loss)		537	203	621
Interest income		9	5	14
Foreign exchange gains (losses)		18	(1)	(12)
Finance costs and unwinding of obligations	5	(86)	(92)	(172)
Share of associates and joint ventures' profit (loss)	6	119	78	168
Profit (loss) before taxation		597	193	619
Taxation	7	(208)	(62)	(250)
Profit (loss) for the period from continuing operations		389	131	369
Discontinued operations
Profit (loss) from discontinued operations	8	39	(15)	(376)
Profit (loss) for the period		428	116	(7)

Allocated as follows:
Equity shareholders
- Continuing operations		382	129	364
- Discontinued operations		39	(15)	(376)
Non-controlling interests
- Continuing operations		7	2	5
		428	116	(7)

Basic profit (loss) per ordinary share (US cents) (1)
Earnings per ordinary share from continuing operations		91	31	87
Earnings (loss) per ordinary share from discontinued operations		9	(4)	(90)
Basic profit (loss) per ordinary share (US cents)		100	27	(3)
Diluted profit (loss) per ordinary share (US cents) (2)
Earnings per ordinary share from continuing operations		91	31	87
Earnings (loss) per ordinary share from discontinued operations		9	(4)	(90)
Diluted profit (loss) per ordinary share (US cents)		100	27	(3)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2020 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Group Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer.

The comparative period for the six months ended 30 June 2019 has been restated in accordance with IFRS 5, refer to note 8.

June 2020 Interim Report - www.AngloGoldAshanti.com.

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) for the period	428	116	(7)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(62)	9	4
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	53	(7)	6
Actuarial gain (loss) recognised	—	—	2
Deferred taxation thereon	(7)	2	2
	46	(5)	10

Other comprehensive income (loss) for the period, net of tax	(16)	4	14

Total comprehensive income (loss) for the period, net of tax	412	120	7

Allocated as follows:
Equity shareholders
- Continuing operations	424	133	378
- Discontinued operations	(19)	(15)	(376)
Non-controlling interests
- Continuing operations	7	2	5
	412	120	7

June 2020 Interim Report - www.AngloGoldAshanti.com.

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Unaudited	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		2,658	3,374	2,592
Right of use assets		147	179	158
Intangible assets		120	121	123
Investments in associates and joint ventures		1,644	1,573	1,581
Other investments		137	136	76
Inventories		80	126	93
Trade, other receivables and other assets		147	119	122
Deferred taxation		83	—	105
Cash restricted for use		31	36	31
		5,047	5,664	4,881

Current assets
Other investments		—	7	10
Inventories		707	649	632
Trade, other receivables and other assets		248	228	250
Cash restricted for use		34	17	33
Cash and cash equivalents		1,292	342	456
		2,281	1,243	1,381
Assets held for sale	8	546	—	601
		2,827	1,243	1,982

Total assets		7,874	6,907	6,863

EQUITY AND LIABILITIES
Share capital and premium	10	7,211	7,192	7,199
Accumulated losses and other reserves		(4,199)	(4,444)	(4,559)
Shareholders' equity		3,012	2,748	2,640
Non-controlling interests		36	32	36
Total equity		3,048	2,780	2,676

Non-current liabilities
Borrowings		2,592	1,324	1,299
Lease liabilities		119	145	126
Environmental rehabilitation and other provisions		721	872	697
Provision for pension and post-retirement benefits		79	102	100
Trade, other payables and provisions		6	4	15
Deferred taxation		241	293	241
		3,758	2,740	2,478

Current liabilities
Borrowings		136	731	734
Lease liabilities		38	49	45
Trade, other payables and provisions		526	564	586
Taxation		105	43	72
		805	1,387	1,437
Liabilities held for sale	8	263	—	272
		1,068	1,387	1,709

Total liabilities		4,826	4,127	4,187

Total equity and liabilities		7,874	6,907	6,863

June 2020 Interim Report - www.AngloGoldAshanti.com.

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Receipts from customers		1,980	1,583	3,535
Payments to suppliers and employees		(1,316)	(1,231)	(2,433)
Cash generated from operations	12	664	352	1,102
Dividends received from joint ventures		54	33	77
Taxation refund		—	7	7
Taxation paid		(166)	(75)	(228)
Net cash inflow (outflow) from operating activities from continuing operations		552	317	958
Net cash inflow (outflow) from operating activities from discontinued operations		52	26	89
Net cash inflow (outflow) from operating activities		604	343	1,047

Cash flows from investing activities
Capital expenditure		(307)	(264)	(703)
Interest capitalised and paid		(7)	—	(6)
Proceeds from disposal of tangible assets		—	2	3
Other investments acquired		(4)	—	(9)
Proceeds from disposal of other investments		9	3	3
Investments in associates and joint ventures		—	(2)	(5)
Loans advanced to associates and joint ventures		—	(3)	(3)
Loans repaid by associates and joint ventures		—	6	23
Decrease (increase) in cash restricted for use		(7)	15	—
Interest received		9	5	14
Net cash inflow (outflow) from investing activities from continuing operations		(307)	(238)	(683)
Net cash inflow (outflow) from investing activities from discontinued operations		(17)	(29)	(54)
Cash in subsidiaries sold and transferred to held for sale		2	—	(6)
Net cash inflow (outflow) from investing activities		(322)	(267)	(743)

Cash flows from financing activities
Proceeds from borrowings		1,526	154	168
Repayment of borrowings		(811)	(82)	(123)
Repayment of lease liabilities		(22)	(20)	(42)
Finance costs - borrowings		(67)	(68)	(128)
Finance costs - leases		(4)	(5)	(9)
Other borrowing costs		(18)	—	—
Dividends paid		(44)	(43)	(43)
Net cash inflow (outflow) from financing activities from continuing operations		560	(64)	(177)

Net increase (decrease) in cash and cash equivalents		842	12	127
Translation		(6)	1	0
Cash and cash equivalents at beginning of period		456	329	329
Cash and cash equivalents at end of period		1,292	342	456

The comparative period for the six months ended 30 June 2019 has been restated in accordance with IFRS 5, refer to note 8.
June 2020 Interim Report - www.AngloGoldAshanti.com.

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the period			114				114	2	116
Other comprehensive income (loss)				(5)		9	4		4
Total comprehensive income (loss)	—	—	114	(5)	—	9	118	2	120
Shares issued	21						21		21
Share-based payment for share awards net of exercised		(12)					(12)		(12)
Dividends paid			(27)				(27)		(27)
Dividends of subsidiaries							—	(16)	(16)
Transactions with non-controlling interests		(4)					(4)	4	—
Translation		2	(2)				—		—
Balance at 30 June 2019	7,192	82	(3,142)	32	(12)	(1,404)	2,748	32	2,780

Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the period			421				421	7	428
Other comprehensive income (loss)				46		(62)	(16)		(16)
Total comprehensive income (loss)	—	—	421	46	—	(62)	405	7	412
Shares issued	12						12		12
Share-based payment for share awards net of exercised		(8)					(8)		(8)
Dividends paid			(38)				(38)		(38)
Dividends of subsidiaries							—	(6)	(6)
Transfer of gain on disposal of equity investments			4	(4)			—		—
Translation		(10)	10		1		1	(1)	—
Balance at 30 June 2020	7,211	65	(2,871)	87	(9)	(1,471)	3,012	36	3,048

June 2020 Interim Report - www.AngloGoldAshanti.com.

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	1,265	971	2,203
Australia	437	415	851
Americas	518	455	1,000
	2,220	1,841	4,054
Equity-accounted investments included above	(303)	(296)	(615)
Continuing operations	1,917	1,545	3,439
Discontinued operations - South Africa	234	244	554
	2,151	1,789	3,993

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	2	1	3
Australia	1	1	3
Americas	44	35	81
	47	37	87
Equity-accounted investments included above	(1)	—	(1)
Continuing operations	46	37	86
Discontinued operations - South Africa	—	—	1
	46	37	87

June 2020 Interim Report - www.AngloGoldAshanti.com.

Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	745	783	1,601
Australia	331	319	632
Americas	387	385	822
Corporate and other	(9)	(3)	(1)
	1,454	1,484	3,054
Equity-accounted investments included above	(164)	(220)	(428)
Continuing operations	1,290	1,264	2,626
Discontinued operations - South Africa	174	232	479
	1,464	1,496	3,105

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	522	189	605
Australia	107	97	221
Americas	168	110	265
Corporate and other	1	4	1
	798	400	1,092
Equity-accounted investments included above	(140)	(77)	(188)
Continuing operations	658	323	904
Discontinued operations - South Africa	19	14	79
	677	337	983

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	186	172	367
Australia	70	86	173
Americas	71	80	177
Corporate and other	1	1	3
	328	339	720
Equity-accounted investments included above	(51)	(73)	(137)
Continuing operations	277	266	583
Discontinued operations - South Africa	—	30	61
	277	296	644

June 2020 Interim Report - www.AngloGoldAshanti.com.

Segmental reporting (continued)

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	189	150	410
Australia	58	58	149
Americas	99	81	195
Continuing operations	346	289	754
Discontinued operations - South Africa	20	29	60
	366	318	814
Equity-accounted investments included above	(39)	(25)	(51)
	327	293	763

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

South Africa	622	1,102	697
Continental Africa	3,793	3,283	3,514
Australia	945	956	972
Americas	1,558	1,309	1,427
Corporate and other	956	257	253
	7,874	6,907	6,863

June 2020 Interim Report - www.AngloGoldAshanti.com.

Notes
for the six months ended 30 June 2020

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. AngloGold Ashanti's normal reporting periods remain unchanged. The group prepares interim financial statements for the six months ended 30 June and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2019, except for the adoption of new or amended standards applicable from 1 January 2020, which had no material impact on the financial statements of the group.

The condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2020. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2019.

Based on materiality, certain comparatives have been aggregated. All notes are from continuing operations unless otherwise stated.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Gold income	1,917	1,545	3,439
By-products	46	37	86
Revenue from product sales	1,963	1,582	3,525

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Cash operating costs	858	884	1,831
Royalties	82	59	137
Other cash costs	6	5	13
Total cash costs	946	948	1,981
Retrenchment costs	1	2	4
Rehabilitation and other non-cash costs	29	23	53
Amortisation of tangible assets	254	243	538
Amortisation of right of use assets	22	21	42
Amortisation of intangible assets	1	2	3
Inventory change	37	25	5
	1,290	1,264	2,626

June 2020 Interim Report - www.AngloGoldAshanti.com.

4 Other expenses (income) (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Care and maintenance	—	21	47
Government fiscal claims, cost of old tailings operations and other expenses	10	5	21
Guinea public infrastructure contribution	—	—	8
Pension and medical defined benefit provisions	3	4	9
Royalties received	(1)	(1)	(3)
Brazilian power utility legal settlement	—	(16)	(16)
Retrenchment and related costs	—	2	3
Legal fees and project costs	3	6	11
Refund from insurance claim	(5)	—	—
Other indirect taxes	18	4	3
	28	25	83

(1) Change in presentation of disclosure from 30 June 2019, refer to note 16.

5 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	65	69	133
Finance costs - leases	4	5	10
Unwinding of obligations	17	18	29
	86	92	172

The interest included within finance costs is calculated at effective interest rates.

6 Share of associates and joint ventures' profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Revenue	319	297	616
Operating costs and other expenses	(174)	(227)	(452)
Net interest received (paid)	6	5	10
Profit (loss) before taxation	151	75	174
Taxation	(32)	(13)	(35)
Profit (loss) after taxation	119	62	139
Net impairment reversal of investments in associates	—	10	23
Net impairment reversal of investments in joint ventures	—	6	6
	119	78	168

June 2020 Interim Report - www.AngloGoldAshanti.com.

7 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

South African taxation
Normal taxation	1	—	—
Deferred taxation
Other temporary differences	(13)	(15)	(18)
Change in estimated deferred tax rate	—	—	(14)
	(12)	(15)	(32)

Foreign taxation
Normal taxation	225	90	299
Prior year under (over) provision	1	(4)	(1)
Deferred taxation
Temporary differences	(4)	(13)	(28)
Prior year under (over) provision	—	4	1
Change in estimate	(2)	—	9
Change in statutory tax rate	—	—	2
	220	77	282

	208	62	250

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $9m (2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $18.9m (2019: $25.3m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $78m (1) (2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $70m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.
(1) Includes reduction of overall exposure by $70m (2019: $76m) as described above.
June 2020 Interim Report - www.AngloGoldAshanti.com.

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attributable) (2019: $12m (attributable)). Management has objected to these assessments, but has provided for a portion of the total claims amounting to $2m (attributable) (2019: $2m (attributable).

Mali - Sadiola, Yatela, Morila
The Mali Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2012 to 2018 totalling $11m (attributable.) (2019: $26m (attributable)). This includes an assessment of $10m (attributable) (2019: $10m (attributable)) received in late December 2019, in respect of Sadiola. Management has objected to these assessments and is of the opinion that the Mali Tax Authority is unlikely to succeed in this matter and therefore no provision has been made. During the first half of 2020, a tax settlement for Morila was entered into between Barrick Gold Corporation (as operator of Morila, holding a 40% interest) and the Mali Government, settling all outstanding income tax issues in respect of Morila.

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $218m (2019: $164m), including an adjusted tax assessment relating to the years from 2015 to 2017 of $59m received in June 2020. The Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, amounting to $8m, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid an additional $16m under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority is unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19

As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In South Africa, various taxes have been delayed, such as carbon tax, where the first payment has been postponed to October 2020 and employers in South Africa may now defer up to 35% of the employees' tax deduction, for a period of 6 months in the case where turnover does not exceed R100m p.a. In addition, donations made to the COVID-19 Solidarity Response Fund will qualify as a tax deduction of 20% of taxable income and a tax holiday of the skills development levy was introduced. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA). Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic.
June 2020 Interim Report - www.AngloGoldAshanti.com.

8 Discontinued operations and assets and liabilities held for sale

South African asset sale
On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The transaction includes the following assets and liabilities:
•The Mponeng mine and its associated assets and liabilities;
•The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
•Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The consideration comprises three elements:
•US$200m in cash payable at closing; and
•Two components of deferred consideration, payable as follows:

1.US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and
2.US$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent include:
•Approval from the South African Competition Authorities in terms of the South African Competition Act, No. 89 of 1998; and
•Section 11 approval from the Minister of Mineral Resources and Energy in terms of the MPRDA in relation to West Wits Mineral Right.

Certain conditions precedent have already been fulfilled, including the South African Competition Tribunal approving the transaction, without conditions, on 29 April 2020, based on the recommendation of the South African Competition Commission.

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the remaining conditions precedent are fulfilled as soon as possible.

The announced transaction on 12 February 2020 resulted in an expected consideration of around $300m which forms the basis for the fair value less costs to sell value of the South Africa disposal group. The non-recurring fair value measurement for the South Africa disposal group is included in level 3 of the fair value hierarchy. The fair value is based on unobservable market offers from potential buyers for the South Africa disposal group.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $50m and the post-retirement medical obligation of $73m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine
On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

In terms of the agreement, AngloGold Ashanti and IAMGOLD will sell their collective interests in Sadiola to Allied Gold for a cash consideration of US$105m, payable as follows:
•US$50m (US$25m each to AngloGold Ashanti and IAMGOLD) upon the fulfillment or waiver of all conditions precedent and closing of the transaction;
•Up to a further US$5m (US$2.5m each to AngloGold Ashanti and IAMGOLD), payable 8 days after closing, to the extent that the cash balance of Sadiola at closing is greater than an agreed amount;
•US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP); and
•US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of 2020.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Discontinued operations
The results of the South Africa disposal group for the six months ended 30 June 2020 are presented below:

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Revenue from product sales	234	244	555
Cost of sales	(174)	(232)	(479)
Gain (loss) on non-hedge derivatives and other commodity contracts	(41)	2	3
Gross profit	19	14	79
Other expenses	(14)	(19)	(44)
Derecognition of assets, impairments and profit (loss) on disposal of assets	2	(7)	(3)
Impairment reversal (loss) recognised on remeasurement to fair value less costs to sell	17	—	(549)
Profit (loss) before taxation	24	(12)	(517)
Normal and deferred taxation on operations	4	(4)	(23)
Deferred taxation on impairment (reversal) loss, derecognition and profit on disposal of assets	—	2	164
Deferred taxation on unrealised movement on derivatives and other commodity contracts	11	(1)	—
Total profit (loss) from discontinued operations	39	(15)	(376)

The major classes of assets and liabilities of the South African disposal group as at 30 June 2020, are as follows:

	As at	As at
	Jun	Dec
	2020	2019
US Dollar million	Unaudited	Audited

Tangible assets and right of use assets	378	429
Other investments	69	84
Inventories	31	37
Trade, other receivables and other assets	3	4
Deferred taxation	40	15
Cash and cash restricted for use	5	12
Assets held for sale	526	581

Lease liabilities	2	3
Environmental rehabilitation and other provisions	196	211
Trade and other payables	65	58
Liabilities held for sale	263	272
Net assets held for sale	263	309

Total assets held for sale include:
Sadiola	20	20
South Africa	526	581
	546	601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment reversal of South African assets
Following the continued classification of the South African disposal group as held for sale, an impairment reversal of $17m and taxation on impairment reversal of nil was recognised for the six months ended 30 June 2020, to increase the carrying amount of the assets in the disposal group to their fair value less costs to sell.

9 Headline earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	421	114	(12)
Net impairment (impairment reversal) on held for sale assets	(17)	—	549
Net impairment (impairment reversal) on investments	—	(2)	—
Derecognition of assets	—	9	10
Net loss (profit) on disposal of assets	—	1	(3)
Taxation	—	(2)	(165)
Headline earnings (loss)	404	120	379

Headline earnings (loss) per ordinary share (US cents)(1)	97	29	91
Diluted headline earnings (loss) per ordinary share (US cents) (2)	97	29	91

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	415,999,026	413,711,485	414,407,622
Fully vested options	2,173,297	3,007,509	3,942,155
Weighted average number of shares	418,172,323	416,718,994	418,349,777
Dilutive potential of share options	176,988	355,659	—
Dilutive number of ordinary shares	418,349,311	417,074,653	418,349,777

10 Share capital and premium

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
416,603,645 (June 2019: 414,656,454; December 2019: 415,301,215) ordinary shares in issue of 25 SA cents each	17	16	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	17	16	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	17	16	17

Share premium
Balance at beginning of period	7,235	7,208	7,208
Ordinary shares issued	12	21	27
	7,247	7,229	7,235
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,194	7,176	7,182
Share capital and premium	7,211	7,192	7,199

June 2020 Interim Report - www.AngloGoldAshanti.com.

11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities (1) )
A reconciliation of the borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,033	2,050	2,050
Proceeds from borrowings	1,526	154	168
Repayment of borrowings	(811)	(82)	(123)
Finance costs paid on borrowings	(69)	(61)	(122)
Interest charged to the income statement	62	62	127
Deferred loan fees	—	(9)	(7)
Reclassification of finance leases to lease liabilities	—	(60)	(60)
Translation	(13)	1	—
Closing balance	2,728	2,055	2,033

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	69	61	122
Capitalised finance cost	(7)	—	(6)
Commitment fees, environmental guarantees fees and other	5	7	12
Total finance costs paid	67	68	128

(1) Changes in lease liabilities arising from financing activities include a decrease in lease liabilities due to translation of amounts in US Dollars of $7m (2019: $2m).
June 2020 Interim Report - www.AngloGoldAshanti.com.

12 Cash generated from operations (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) before taxation	597	193	619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	10	(5)	(6)
Amortisation of tangible and right of use assets	276	264	580
Amortisation of intangible assets	1	2	3
Finance costs and unwinding of obligations	86	92	172
Environmental, rehabilitation and other expenditure	(20)	(8)	(6)
Impairment, derecognition of assets and (profit) loss on disposal	—	2	3
Other expenses (income)	32	13	41
Interest income	(9)	(5)	(14)
Share of associates and joint ventures' (profit) loss	(119)	(78)	(168)
Other non-cash movements	2	30	43
Movements in working capital	(192)	(148)	(165)
	664	352	1,102

Movements in working capital:
(Increase) decrease in inventories	(71)	(24)	(67)
(Increase) decrease in trade and other receivables	(75)	(88)	(138)
Increase (decrease) in trade, other payables and provisions	(46)	(36)	40
	(192)	(148)	(165)
(1) Change in presentation of disclosure from 30 June 2019, refer to note 16.

13 Financial risk management activities
Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments and other non-current assets
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy while fixed income investments and other non-current assets are carried at amortised cost
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Carrying amount	2,728	2,055	2,033
Fair value	2,826	2,149	2,135

June 2020 Interim Report - www.AngloGoldAshanti.com.

Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Jun	2020			Jun	2019			Dec	2019
	Unaudited				Unaudited				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)	15	4		19	20			20	21			21
Other equity securities FVOCI	132			132	62			62	82			82

Financial liabilities measured at fair value:
Gold and oil derivative contracts		10		10

(1) Included in equity securities - FVTPL are amounts transferred to held for sale

Level 2 Financial assets

The fair value measurements of the PureGold warrants have been categorised as Level 2 fair values based on observable market data other than quoted market prices. The warrants have been valued using the Black-Scholes Model which takes into account the following inputs:

•Volatility of the underlying asset (i.e. the PureGold shares);
•Strike price of the warrants;
•Canadian risk free interest rate; and
•Time to expiration.

The remaining warrants have an expiration date of 18 July 2022.

Level 2 Financial liabilities

The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of
$1,701.34 per ounce on the cap.

At 30 June 2020, the marked to market value of the derivative was an unrealised loss of $7m and a realised loss of $1m.

Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap.

At 30 June 2020, the marked to market value of the derivative was an unrealised loss of $3m and a realised loss of $4m.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
In South Africa (excluding MWS), we have established a trust fund which has assets of ZAR 1.168bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.873bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $6.8m for a current carrying value of the liability of AUD $144.3m. At Iduapriem, we have provided a bond comprising of a cash component of $10.2m with a further bond guarantee amounting to $36.4m issued by Ecobank Ghana Limited, United Bank for Africa (Ghana) Ltd and Barclays Bank (Ghana) Limited for a current carrying value of the liability of $51.5m. At Obuasi, we have provided a bond comprising of a cash component of $20.96m with a further bank guarantee amounting to $30.0m issued equally by ABSA Bank Ghana Limited and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $197.6m. In some
June 2020 Interim Report - www.AngloGoldAshanti.com.

circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

14 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2020	2019	2019
	US Dollar million	Unaudited	Unaudited	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	138	223	161

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures and $7m (Jun 2019: $8m, Dec 2019: $7m) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2020 and 31 December 2019 are detailed below:

Contingencies and guarantees

	Jun 2020	Dec 2019
US Dollar million	Unaudited	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Groundwater pollution (4)	—	—
Deep groundwater pollution – Africa (5)	—	—
	97	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3) Litigation - On 19 October 2017, Newmont Corp. (formerly Newmont Mining Corp.) filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont Corp with certain information material to its purchase of the Cripple Creek & Victor
June 2020 Interim Report - www.AngloGoldAshanti.com.

Gold Mining Company in 2015 during the negotiation- and-sale process. During November 2019, the AngloGold Ashanti defendants filed two motions for summary judgement with the Court, requesting the dismissal of all causes of actions against all defendants. On 18 March 2020, AngloGold Ashanti’s motions for summary judgement were granted and the case was dismissed. Newmont Corp. did not appeal the judgement and the matter is now closed.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Other

(4) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(5) Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

June 2020 Interim Report - www.AngloGoldAshanti.com.

16 Change in presentation of "Special Items" disclosure from prior periods

Effective 1 July 2019, the group changed the disclosure of “Special Items” in the income statement. In prior periods, the group disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement as Special Items. In addition, a disclosure category - “Other operating expenses” was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:

•Other (expenses) income; and
•Separate line item(s) on the face of the income statement depending on materiality.

This new presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, headline earnings per share or on amounts presented in the Statement of Financial Position.

As a result of the change, reclassifications in the Income Statement are as follows:

Income Statement extract (1)
	Six months	Six months
	ended	ended
	Jun	Jun
	2019	2019
US Dollar Million	Previously reported	Restated
Gross profit (loss)	337	337
Corporate administration, marketing and other expenses	(40)	(40)
Exploration and evaluation costs	(51)	(51)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	(10)
Other (expenses) income	(49)	(45)
Special items	(6)	n/a
Operating profit	191	191
(1) Represents reclassifications prior to the disclosure of discontinued operations.

17 COVID-19 pandemic

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to COVID-19 at our operations, in our communities and in the regions and countries in which we operate. We are guided by our values and a pledge to protect the health of our employees and host communities, while working to ensure business continuity.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Measures have been taken to help protect the well-being of our employees and communities.

During the first six months of 2020, temporary suspensions were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia (CVSA) in Argentina and at our South African operations, in line with local lockdown regulations. Serra Grande resumed operations on 5 April 2020 and continues to operate at normalised levels. At CVSA, operations resumed on 6 April 2020, initially processing stockpiles at planned production rates. Since the shift change on 19 April 2020, the mine has restarted open pit and underground mining operations, but cross-border travel restrictions, which have impacted the ability to fully operate the underground and open-pit operations, continue.

In South Africa, surface processing operations restarted on 6 April 2020 and are operating at planned production rates. At the Mponeng underground mine, the ramp-up of operations to 50% capacity commenced on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures. However, on 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitize the workplace and key infrastructure. The Mponeng mine resumed operations on 1 June 2020 and ramped up to 50% production capacity by 4 June 2020. The mine is currently in the process of ramping-up to 100% capacity. Subsequent to 30 June 2020, the South African mining industry, through the Minerals Council South Africa and in collaboration with the South African Department of Mineral Resources and Energy (DMRE), began recalling foreign-based mineworkers to South Africa. More than 1,200 foreign-based mineworkers or approximately 20% of the Mponeng mine workforce started to report for work on 7 July 2020 and underwent a mandatory 14-day quarantine before being redeployed to the Company’s operations. All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine in South Africa and Cerro Vanguardia in Argentina which both continue with gradual ramp-ups to 100% capacity.

Despite the temporary suspension of certain operations, the Company continued to pay full salaries and benefits during this period to all employees, including those who could not work because of the lockdown restrictions. The Company also continued to pay contractor-related costs, while having to contend with disrupted supply chains.

The Company continues to manage the business with a cautious outlook, focusing on cash conservation, risk mitigation and maintaining a tight rein on costs.

Inventories of critical spares have been built to cover between three and six months of operations. We had also identified contingency plans early in the year to counter potential disruptions and built ore stockpiles to provide additional operating flexibility where possible. We have further worked closely with our associate partners at Rand Refinery (Pty) Limited in Johannesburg to ensure uninterrupted inbound transport
June 2020 Interim Report - www.AngloGoldAshanti.com.

of gold doré and expatriates from our African operations using accredited private charters when commercial airlines have suspended operations.

Beyond the business, we recognise the COVID-19 pandemic has spread suffering, disrupted billions of lives, and endangered the global economy. Tackling the pandemic requires co-operation and co-ordination of efforts by stakeholders to ensure that resources and technology are deployed to make the biggest possible impact on trying to control the pandemic and reduce the toll on human lives. To that effect, AngloGold Ashanti stepped up its humanitarian efforts across all host countries, working alongside governments, local communities, and healthcare facilities to help combat the spread of the virus. We introduced a host of initiatives on our mine sites and at the surrounding communities which include, among other things, providing critical medical PPE as well as hand washing stations and alcohol-based hand sanitisers, running comprehensive personal hygiene campaigns, and also distributing food parcels, water tanks and toilet facilities. In South Africa, the Company made available two hospitals in the North West and Gauteng provinces for the exclusive use by the provincial governments to treat and isolate COVID-19 patients, and also a residence for the accommodation of frontline healthcare workers. In addition, the Company made a variety of donations and other contributions amounting to $5m across the group's operations since the start of the pandemic, which includes the $1.2m (R20m) pledge to the Solidarity Response Fund in South Africa.

18 Announcements and subsequent events

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited, subject to the fulfilment of certain conditions. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 8.

Dividend declaration – On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents.

Ratings Agencies – On 15 April 2020, AngloGold Ashanti announced that Moody’s Investors Service (Moody’s) has affirmed the Company’s Baa3 credit rating, with a stable outlook.

On 10 July 2020, Fitch Ratings (Fitch) has affirmed the Company’s credit rating at BBB-, with a stable outlook.

On 17 July 2020, S&P Global Ratings (S&P) published an update in which it views the Company’s current rating as BB+ with a stable outlook.

Bond Repayment – On 15 April 2020, AngloGold Ashanti repaid the principal of $700m on its 10-year bond issued in April 2010, which has matured.

Appointment of new Interim Company Secretary – On 27 March 2020 shareholders were advised that Ms Maria Sanz Perez had given 6 months’ notice of the intention to resign, effective 26 March 2020. Ms Sanz Perez departed from the Company on 30 June 2020.

Ms Lizelle Marwick, Executive Vice President, General Counsel and Compliance, has been appointed as Interim Company Secretary (effective 1 July 2020) while the Company continues to search for a suitable permanent replacement.

Appointment of new Interim CEO and Interim CFO – On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky will step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020. Mr. Dushnisky will continue to be available to assist the group with a smooth handover until 28 February 2021.

Ms. Christine Ramon, currently Chief Financial Officer (CFO) and Executive Director, has been appointed Interim CEO, while the Board of Directors embarks on a comprehensive recruitment process to find a new permanent CEO. Ms. Ramon will assume the role of Interim CEO on 1 September 2020. Mr. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

Change to Board of Directors – On 31 July 2020, AngloGold Ashanti announced the appointment of Dr Kojo Busia as an independent non-executive director to its board of directors, effective 1 August 2020. Dr Busia will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Dr Busia recently held the position of Chief of Natural Resources Management Section, Division of Technology, Climate Change and Natural Resource Management at the United Nations Economic Commission for Africa (UNECA). Dr Busia is an internationally renowned leader and promoter of good governance in Africa, having 25 years of working experience in multilateral and bilateral organisations.

June 2020 Interim Report - www.AngloGoldAshanti.com.

19 Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa. The following is condensed consolidating financial information for the Company as of 30 June 2020, 2019 and 31 December 2019 and for the six months ended 30 June 2020, 2019 and for the year ended 31 December 2019, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Condensed consolidating statements of income for the six months ended 30 June 2020

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	—	—	1,963	—	1,963
Cost of sales	2	—	(1,292)	—	(1,290)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	(8)	(7)	(15)
Gross profit (loss)	2	—	663	(7)	658
Corporate administration, marketing and other income (expenses)	(43)	(5)	(4)	16	(36)
Exploration and evaluation costs	—	—	(56)	—	(56)
Impairment, derecognition of assets and profit (loss) on disposal	—	—	(1)	—	(1)
Other income (expenses)	(2)	—	(26)	—	(28)
Operating profit (loss)	(43)	(5)	576	9	537
Interest income	1	3	5	—	9
Foreign exchange (losses) gains	—	(1)	19	—	18
Finance costs and unwinding of obligations	(7)	(57)	(29)	7	(86)
Share of associates and joint ventures’ profit (loss)	—	—	119	—	119
Equity gain (loss) in subsidiaries	392	521	—	(913)	—
Profit (loss) before taxation	343	461	690	(897)	597
Taxation	13	—	(221)	—	(208)
Profit (loss) for the period from continuing operations	356	461	469	(897)	389
Discontinued operations
Profit (loss) from discontinued operations	65	—	(26)	—	39
Profit (loss) for the period	421	461	443	(897)	428
Allocated as follows:
Equity shareholders
- Continuing operations	356	461	462	(897)	382
- Discontinued operations	65	—	(26)	—	39
Non-controlling interests
- Continuing operations	—	—	7	—	7
	421	461	443	(897)	428

Comprehensive income (loss)	405	482	464	(939)	412
Comprehensive (income) loss attributable to non-controlling interests	—	—	(7)	—	(7)
Comprehensive income (loss) attributable to AngloGold Ashanti	405	482	457	(939)	405

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of income for the six months ended 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	—	—	1,582	—	1,582
Cost of sales	2	—	(1,266)	—	(1,264)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	5	—	5
Gross profit (loss)	2	—	321	—	323
Corporate administration, marketing and other income (expenses)	(24)	3	(10)	(10)	(41)
Exploration and evaluation costs	—	—	(51)	—	(51)
Impairment, derecognition of assets and profit (loss) on disposal	—	—	(3)	—	(3)
Other income (expenses)	(8)	3	(16)	(4)	(25)
Operating profit (loss)	(30)	6	241	(14)	203
Interest income	2	1	2	—	5
Foreign exchange (losses) gains	—	(2)	1	—	(1)
Finance costs and unwinding of obligations	(8)	(53)	(31)	—	(92)
Share of associates and joint ventures’ profit (loss)	—	—	68	10	78
Equity gain (loss) in subsidiaries	156	294	—	(450)	—
Profit (loss) before taxation	120	246	281	(454)	193
Taxation	16	—	(78)	—	(62)
Profit (loss) for the period from continuing operations	136	246	203	(454)	131
Discontinued operations
Profit (loss) from discontinued operations	(22)	—	7	—	(15)
Profit (loss) for the period	114	246	210	(454)	116
Allocated as follows:
Equity shareholders
- Continuing operations	136	246	201	(454)	129
- Discontinued operations	(22)	—	7	—	(15)
Non-controlling interests
- Continuing operations	—	—	2	—	2
	114	246	210	(454)	116

Comprehensive income (loss)	118	243	207	(448)	120
Comprehensive loss (income) attributable to non-controlling interests	—	—	(2)	—	(2)
Comprehensive income (loss) attributable to AngloGold Ashanti	118	243	205	(448)	118

Amounts have been restated in accordance with IFRS 5, refer to note 8.

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of income for the year ended 31 December 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	—	—	3,525	—	3,525
Cost of sales	(1)	—	(2,625)	—	(2,626)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	5	—	5
Gross profit (loss)	(1)	—	905	—	904
Corporate administration, marketing and other income (expenses)	(41)	(6)	(17)	(18)	(82)
Exploration and evaluation costs	—	—	(112)	—	(112)
Impairment, derecognition of assets and profit (loss) on disposal	—	(3)	(6)	3	(6)
Other income (expenses)	(10)	3	135	(211)	(83)
Operating profit (loss)	(52)	(6)	905	(226)	621
Interest income	3	6	5	—	14
Foreign exchange losses	—	(4)	(8)	—	(12)
Finance costs and unwinding of obligations	(16)	(106)	(56)	6	(172)
Share of associates and joint ventures’ profit (loss)	—	—	154	14	168
Equity gain (loss) in subsidiaries	302	815	—	(1,117)	—
Profit (loss) before taxation	237	705	1,000	(1,323)	619
Taxation	32	—	(282)	—	(250)
Profit (loss) for the period from continuing operations	269	705	718	(1,323)	369
Discontinued operations
Profit (loss) from discontinued operations	(281)	—	(95)	—	(376)
Profit (loss) for the period	(12)	705	623	(1,323)	(7)
Allocated as follows:
Equity shareholders
- Continuing operations	269	705	713	(1,323)	364
- Discontinued operations	(281)	—	(95)	—	(376)
Non-controlling interests
- Continuing operations	—	—	5	—	5
	(12)	705	623	(1,323)	(7)

Comprehensive income (loss)	2	717	618	(1,330)	7
Comprehensive loss (income) attributable to non-controlling interests	—	—	(5)	—	(5)
Comprehensive income (loss) attributable to AngloGold Ashanti	2	717	613	(1,330)	2

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of financial position as at 30 June 2020

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible and right of use assets	3	—	2,789	13	2,805
Intangible assets	—	—	121	(1)	120
Investments in subsidiaries, associates and joint ventures	2,985	4,885	1,527	(7,753)	1,644
Other investments	1	2	136	(2)	137
Inventories	—	—	80	—	80
Trade and other receivables	—	29	147	(29)	147
Deferred taxation	83	—	—	—	83
Cash restricted for use	—	—	31	—	31
	3,072	4,916	4,831	(7,772)	5,047
Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	253	755	1,361	(1,414)	955
Cash restricted for use	—	—	34	—	34
Cash and cash equivalents	48	713	531	—	1,292
	301	1,468	1,926	(1,414)	2,281
Assets held for sale	267	—	279	—	546
	568	1,468	2,205	(1,414)	2,827

Total assets	3,640	6,384	7,036	(9,186)	7,874

EQUITY AND LIABILITIES
Share capital and premium	7,211	6,096	847	(6,943)	7,211
(Accumulated losses) retained earnings and other reserves	(4,199)	(2,390)	1,967	423	(4,199)
Shareholders' equity	3,012	3,706	2,814	(6,520)	3,012
Non-controlling interests	—	—	36	—	36
Total equity	3,012	3,706	2,850	(6,520)	3,048

Non-current liabilities	229	2,383	1,146	—	3,758
Current liabilities including intergroup balances	323	295	2,853	(2,666)	805
Liabilities held for sale	76	—	187	—	263
Total liabilities	628	2,678	4,186	(2,666)	4,826

Total equity and liabilities	3,640	6,384	7,036	(9,186)	7,874

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of financial position as at 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible and right of use assets	632	—	2,921	—	3,553
Intangible assets	1	—	121	(1)	121
Investments in subsidiaries, associates and joint ventures	2,504	4,245	1,437	(6,613)	1,573
Other investments	1	2	135	(2)	136
Inventories	—	—	126	—	126
Trade and other receivables	—	29	119	(29)	119
Cash restricted for use	—	—	36	—	36
	3,138	4,276	4,895	(6,645)	5,664
Current Assets
Other investments	—	7	—	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	356	474	1,206	(1,159)	877
Cash restricted for use	—	—	17	—	17
Cash and cash equivalents	23	102	217	—	342
	379	583	1,440	(1,159)	1,243

Total assets	3,517	4,859	6,335	(7,804)	6,907

EQUITY AND LIABILITIES
Share capital and premium	7,192	6,096	837	(6,933)	7,192
(Accumulated losses) retained earnings and other reserves	(4,444)	(3,203)	1,397	1,806	(4,444)
Shareholders' equity	2,748	2,893	2,234	(5,127)	2,748
Non-controlling interests	—	—	32	—	32
Total equity	2,748	2,893	2,266	(5,127)	2,780

Non-current liabilities	345	1,028	1,367	—	2,740
Current liabilities including intergroup balances	424	938	2,702	(2,677)	1,387
Total liabilities	769	1,966	4,069	(2,677)	4,127

Total equity and liabilities	3,517	4,859	6,335	(7,804)	6,907

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of financial position as at 31 December 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible and right of use assets	4	—	2,740	6	2,750
Intangible assets	1	—	123	(1)	123
Investments in subsidiaries, associates and joint ventures	2,646	4,612	1,459	(7,136)	1,581
Other investments	2	2	74	(2)	76
Inventories	—	—	93	—	93
Trade and other receivables	—	29	122	(29)	122
Deferred taxation	105	—	—	—	105
Cash restricted for use	—	—	31	—	31
	2,758	4,643	4,642	(7,162)	4,881
Current Assets
Other investments	—	10	—	—	10
Inventories, trade and other receivables, intergroup balances and other current assets	333	619	1,247	(1,317)	882
Cash restricted for use	—	—	33	—	33
Cash and cash equivalents	12	102	342	—	456
	345	731	1,622	(1,317)	1,381
Assets held for sale	253	—	348	—	601
	598	731	1,970	(1,317)	1,982

Total assets	3,356	5,374	6,612	(8,479)	6,863

EQUITY AND LIABILITIES
Share capital and premium	7,199	6,096	837	(6,933)	7,199
(Accumulated losses) retained earnings and other reserves	(4,559)	(2,715)	1,668	1,047	(4,559)
Shareholders' equity	2,640	3,381	2,505	(5,886)	2,640
Non-controlling interests	—	—	36	—	36
Total equity	2,640	3,381	2,541	(5,886)	2,676

Non-current liabilities	225	1,031	1,222	—	2,478
Current liabilities including intergroup balances	401	962	2,667	(2,593)	1,437
Liabilities held for sale	90	—	182	—	272
Total liabilities	716	1,993	4,071	(2,593)	4,187

Total equity and liabilities	3,356	5,374	6,612	(8,479)	6,863

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of cash flows for the six months ended 30 June 2020

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(75)	(7)	737	9	664
Net movement in intergroup receivables and payables	41	(141)	83	17	—
Dividends received from joint ventures	—	54	—	—	54
Taxation paid	—	—	(166)	—	(166)
Net cash inflow (outflow) from operating activities from continuing operations	(34)	(94)	654	26	552
Net cash inflow (outflow) from operating activities from discontinued operations	30	—	22	—	52
Net cash inflow (outflow) from operating activities	(4)	(94)	676	26	604

Cash flows from investing activities
Capital expenditure	—	—	(307)	—	(307)
Interest capitalised and paid	—	—	—	(7)	(7)
Other investments acquired	—	—	(4)	—	(4)
Proceeds from disposal of other investments	—	9	—	—	9
Disposal (acquisition) of subsidiaries	—	(4)	4	—	—
Increase in investment in subsidiaries	(10)	—	—	10	—
Decrease (increase) in cash restricted for use	—	—	(7)	—	(7)
Interest received	1	3	5	—	9
Net cash inflow (outflow) from investing activities from continuing operations	(9)	8	(309)	3	(307)
Net cash inflow (outflow) from investing activities from discontinued operations	(13)	—	(4)	—	(17)
Cash in subsidiaries sold and transferred to held for sale	—	—	2	—	2
Net cash inflow (outflow) from investing activities	(22)	8	(311)	3	(322)

Cash flows from financing activities
Increase in share capital	—	—	10	(10)	—
Proceeds from borrowings	133	1,350	43	—	1,526
Repayment of borrowings	(76)	(700)	(57)	—	(833)
Finance costs paid	(5)	(58)	(15)	7	(71)
Other borrowing costs	—	(18)	—	—	(18)
Dividends paid	(38)	—	(6)	—	(44)
Intergroup dividends received (paid)	52	123	(175)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	66	697	(200)	(3)	560
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	66	697	(200)	(3)	560

Net increase (decrease) in cash and cash equivalents	40	611	165	26	842
Translation	(4)	—	24	(26)	(6)
Cash and cash equivalents at beginning of period	12	102	342	—	456
Cash and cash equivalents at end of period	48	713	531	—	1,292

June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of cash flows for the six months ended 30 June 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(35)	3	384	—	352
Net movement in intergroup receivables and payables	29	(113)	87	(3)	—
Dividends received from joint ventures	—	33	—	—	33
Taxation refund	—	—	7	—	7
Taxation paid	—	—	(75)	—	(75)
Net cash inflow (outflow) from operating activities from continuing operations	(6)	(77)	403	(3)	317
Net cash inflow (outflow) from operating activities from discontinued operations	13	—	13	—	26
Net cash inflow (outflow) from operating activities	7	(77)	416	(3)	343

Cash flows from investing activities
Capital expenditure	—	—	(264)	—	(264)
Proceeds from disposal of tangible assets	—	—	2	—	2
Proceeds from disposal of other investments	—	—	3	—	3
Investments in associates and joint ventures	—	—	(2)	—	(2)
Net loans repaid by (advanced to) associates and joint ventures	—	4	(1)	—	3
Disposal (acquisition) of subsidiaries	—	(3)	3	—	—
Increase in investment in subsidiaries	(16)	—	—	16	—
Decrease (increase) in cash restricted for use	—	—	15	—	15
Interest received	2	1	2	—	5
Net cash inflow (outflow) from investing activities from continuing operations	(14)	2	(242)	16	(238)
Net cash inflow (outflow) from investing activities from discontinued operations	(26)	—	(3)	—	(29)
Cash in subsidiaries sold and transferred to held for sale	—	—	—	—	—
Net cash inflow (outflow) from investing activities	(40)	2	(245)	16	(267)

Cash flows from financing activities
Increase in share capital	—	—	16	(16)	—
Proceeds from borrowings	117	—	37	—	154
Repayment of borrowings	(82)	—	(20)	—	(102)
Finance costs paid	(3)	(51)	(19)	—	(73)
Dividends paid	(28)	—	(15)	—	(43)
Intergroup dividends received (paid)	44	131	(175)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	48	80	(176)	(16)	(64)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	48	80	(176)	(16)	(64)

Net increase (decrease) in cash and cash equivalents	15	5	(5)	(3)	12
Translation	1	—	(3)	3	1
Cash and cash equivalents at beginning of period	7	97	225	—	329
Cash and cash equivalents at end of period	23	102	217	—	342

Amounts have been restated in accordance with IFRS 5, refer to note 8.
June 2020 Interim Report - www.AngloGoldAshanti.com.

Condensed consolidating statements of cash flows for the year ended 31 December 2019

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(59)	(8)	1,165	4	1,102
Net movement in intergroup receivables and payables	35	(205)	177	(7)	—
Dividends received from joint ventures	—	77	—	—	77
Taxation refund	—	—	7	—	7
Taxation paid	—	—	(228)	—	(228)
Net cash inflow (outflow) from operating activities from continuing operations	(24)	(136)	1,121	(3)	958
Net cash inflow (outflow) from operating activities from discontinued operations	58	—	31	—	89
Net cash inflow (outflow) from operating activities	34	(136)	1,152	(3)	1,047

Cash flows from investing activities
Capital expenditure	—	—	(703)	—	(703)
Interest capitalised and paid	—	—	—	(6)	(6)
Proceeds from disposal of tangible assets	—	—	3	—	3
Other investments acquired	—	—	(9)	—	(9)
Proceeds from disposal of other investments	—	—	3	—	3
Investments in associates and joint ventures	—	—	(5)	—	(5)
Net loans repaid by (advanced to) associates and joint ventures	17	4	(1)	—	20
Disposal (acquisition) of subsidiaries	—	(8)	8	—	—
Increase in investment in subsidiaries	(16)	—	—	16	—
Interest received	3	5	6	—	14
Net cash inflow (outflow) from investing activities from continuing operations	4	1	(698)	10	(683)
Net cash inflow (outflow) from investing activities from discontinued operations	(46)	—	(8)	—	(54)
Cash in subsidiaries sold and transferred to held for sale	—	—	(6)	—	(6)
Net cash inflow (outflow) from investing activities	(42)	1	(712)	10	(743)

Cash flows from financing activities
Increase in share capital	—	—	16	(16)	—
Proceeds from borrowings	130	—	38	—	168
Repayment of borrowings	(124)	—	(41)	—	(165)
Finance costs paid	(10)	(102)	(31)	6	(137)
Dividends paid	(28)	—	(15)	—	(43)
Intergroup dividends received (paid)	44	242	(286)	—	—
Net cash inflow (outflow) from financing activities from continuing operations	12	140	(319)	(10)	(177)
Net cash inflow (outflow) from financing activities from discontinued operations	—	—	—	—	—
Net cash inflow (outflow) from financing activities	12	140	(319)	(10)	(177)

Net increase (decrease) in cash and cash equivalents	4	5	121	(3)	127
Translation	1	—	(4)	3	—
Cash and cash equivalents at beginning of year	7	97	225	—	329
Cash and cash equivalents at end of period	12	102	342	—	456

By order of the Board

SM PITYANA KPM DUSHNISKY      KC RAMON
Chairman Chief Executive Officer     Chief Financial Officer

5 August 2020

June 2020 Interim Report - www.AngloGoldAshanti.com.

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt”, “Adjusted net debt” and “Adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The group uses certain non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

“Price received per ounce” is a non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

“Net debt”, “Adjusted net debt” and “Adjusted EBITDA” (as defined in the revolving credit facility agreements) are non-GAAP measures used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
June 2020 Interim Report - www.AngloGoldAshanti.com.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2020 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2020 and 2019 and the year ended 31 December 2019 is presented on a total and segment basis in Note D. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of both gold income and profit/(loss) before taxation as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2020 to “price received”, “price received per ounce” and “Adjusted EBITDA” for each of the six-month periods ended 30 June 2020 and 2019 and the year ended 31 December 2019 is presented in Notes A and B.

A reconciliation of total borrowings as included in our unaudited condensed consolidated financial statements for the six months ended 30 June 2020 to “Net debt” and “Adjusted net debt” for each of the six-month periods ended 30 June 2020 and 2019 and the year ended 31 December 2019 is presented in Note C.

A Price received per ounce - continuing operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,917	1,545	3,439
Adjusted for non-controlling interests	(43)	(36)	(77)
	1,874	1,509	3,362
Associates and joint ventures' share of gold income including realised non-hedge derivatives	303	296	615
Attributable gold income including realised non-hedge derivatives	2,177	1,805	3,977

Attributable gold sold - oz (000)	1,318	1,383	2,852
Price received per unit - $/oz	1,652	1,306	1,394

June 2020 Interim Report - www.AngloGoldAshanti.com.

B Adjusted EBITDA - continuing operations (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	597	193	619
Add back :
Finance costs and unwinding of obligations (note 5)	86	92	172
Interest income	(9)	(5)	(14)
Amortisation of tangible, right of use and intangible assets (note 3)	277	266	583
Other amortisation	6	5	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	80	72	149
EBITDA	1,037	623	1,515

Adjustments :
Foreign exchange losses (gains)	(18)	1	12
Impairment and derecognition of assets	—	4	3
Care and maintenance (note 4)	—	21	47
Retrenchment and related costs	1	4	7
Loss (profit) on disposal of assets	1	(1)	3
Unrealised non-hedge derivative (gain) loss	10	(5)	(5)
Associates and joint ventures' share of costs	—	(2)	(2)
Dividend income	(1)	—	—
Realised loss on other commodity contracts	5	—	—
Adjusted EBITDA	1,035	645	1,580

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

C Adjusted net debt - continuing operations

	As at	As at	As at
	Jun	Jun	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	2,592	1,324	1,299
Lease liabilities - non-current portion	119	145	126
Borrowings - current portion	136	731	734
Lease liabilities - current portion	38	49	45
Total borrowings	2,885	2,249	2,204
Less cash and cash equivalents	(1,292)	(342)	(456)
Net debt	1,593	1,907	1,748

Adjustments:
IFRS16 lease adjustments	(111)	(136)	(119)
Unamortised portion of borrowing costs	14	21	16
Cash restricted for use	(65)	(53)	(64)
Adjusted net debt	1,431	1,739	1,581

Adjusted net debt to Adjusted EBITDA	0.73:1	1.30:1	1.00:1

June 2020 Interim Report - www.AngloGoldAshanti.com.

D Summary of operations by mine

For the six months ended 30 June 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(9)
By-product revenue	—
Realised gain (loss) on other commodity contracts	4
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	1
Corporate administration and marketing related to current operations	36
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
Amortisation relating to inventory	—
All-in sustaining costs	32
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	32

All-in sustaining costs	32
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	3
Other provisions	—
All-in costs	35
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	35

Gold sold - oz (000)(2)	—

All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(9)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(10)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(10)

Gold produced - oz (000) (2)	—

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA			GUINEA		TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem		Obuasi	Siguiri		Geita
All-in sustaining costs
Cost of sales per segmental information(4)	164	—	—	164	147		—	169		266	(1)	581
By-product revenue	(1)	—	—	(1)	—		—	—		(1)	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—	—		—	—		—	—	—
Amortisation of tangible and intangible assets	(51)	—	—	(51)	(40)		—	(19)		(75)	—	(135)
Adjusted for decommissioning amortisation	—	—	—	—	—		—	—		2	—	2
Lease payment sustaining	1	—	—	1	—		—	—		9	—	9
Corporate administration and marketing related to current operations	—	—	—	—	—		—	—		—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—		—	—		—	—	—
Sustaining exploration and study costs	—	—	—	—	1		—	1		4	—	6
Total sustaining capital expenditure	35	—	—	35	18		—	11		29	—	59
Amortisation relating to inventory	—	—	—	—	—		—	—		—	—	—
All-in sustaining costs	149	—	—	149	126		—	163		233	(1)	522
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—		—	(24)		—	—	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	149	—	—	149	126		—	138		233	(1)	497

All-in sustaining costs	149	—	—	149	126		—	163		233	(1)	522
Non-sustaining Project capex	—	—	—	—	—		93	1		—	—	94
Non-sustaining lease payments	—	—	—	—	—		—	—		—	—	—
Technology improvements	—	—	—	—	—		—	—		—	—	—
Non-sustaining exploration and study costs	1	—	—	1	1		1	2		1	—	5
Care and maintenance costs	—	—	—	—	—		—	—		—	—	—
Corporate and social responsibility costs not related to current operations	—	(4)	(2)	(7)	—		4	—		—	—	4
Other provisions	—	—	—	—	—		—	—		—	—	—
All-in costs	150	(4)	(2)	143	128		99	166		234	(1)	626
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—		—	(25)		—	—	(25)
All-in costs adjusted for non-controlling interests and non-gold producing companies	150	(4)	(2)	143	128		99	141		234	(1)	601

Gold sold - oz (000)(2)	184	—	—	184	137	137	—	101	101	326	—	564

All-in sustaining cost per unit - $/oz(3)	811	—	—	812	921		—	1,369	1,352	716	—	882
All-in cost per unit - $/oz(3)	816	—	—	780	930		—	1,395	1,379	719	—	1,066

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	164	—	—	164	147	—	169	266	(1)	581
By-product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(1)
Inventory change	(3)	—	—	(3)	(1)	—	(4)	(15)	—	(20)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(51)	—	—	(51)	(40)	—	(19)	(75)	—	(135)
Rehabilitation and other non-cash costs	(2)	—	—	(2)	(4)	—	(5)	(4)	—	(13)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	108	—	—	108	101	—	141	171	(1)	412
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(21)	—	—	(21)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	108	—	—	52	101	—	120	171	(1)	391

Gold produced - oz (000) (2)	181	—	—	181	137	—	98	307	—	541

Total cash costs per unit - $/oz(3)	594	—	—	594	743	—	1,217	557	—	722

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	153	165	13	331	144	192	50	1	387
By-product revenue	—	(1)	—	(1)	(36)	(8)	—	—	(44)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(26)	(44)	(1)	(70)	(13)	(46)	(12)	—	(71)
Adjusted for decommissioning amortisation	1	—	—	1	—	—	—	—	—
Lease payment sustaining	5	5	—	10	—	4	—	—	5
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	—	1
Total sustaining capital expenditure	20	18	—	39	10	41	15	—	66
Amortisation relating to inventory	—	—	—	—	(6)	2	—	—	(4)
All-in sustaining costs	154	144	12	310	99	185	54	1	340
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	154	144	12	310	92	185	54	1	332

All-in sustaining costs	154	144	12	310	99	185	54	1	340
Non-sustaining Project capex	—	19	—	19	—	—	—	33	33
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	11	2	8	22	—	2	1	20	24
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	5	1	—	6
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	165	166	20	351	99	193	56	55	403
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(7)	—	—	—	(7)
All-in costs adjusted for non-controlling interests and non-gold producing companies	165	166	20	351	92	193	56	55	396

Gold sold - oz (000)(2)	119	147	—	266	102	156	46	—	304

All-in sustaining cost per unit - $/oz(3)	1,288	984	—	1,166	898	1,186	1,190	—	1,091
All-in cost per unit - $/oz(3)	1,383	1,130	—	1,320	898	1,233	1,237	—	1,304

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	153	165	13	331	144	192	50	1	387
By-product revenue	—	(1)	—	(1)	(36)	(8)	—	—	(44)
Inventory change	(3)	(1)	—	(4)	(10)	(3)	—	—	(13)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(26)	(44)	(1)	(70)	(13)	(46)	(12)	—	(71)
Rehabilitation and other non-cash costs	(2)	(1)	(1)	(3)	(6)	(5)	(1)	(1)	(13)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)
Total cash costs net of by-product revenue	123	118	11	252	78	130	37	—	245
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	123	118	11	252	72	130	37	—	239

Gold produced - oz (000) (2)	116	144	—	260	92	153	45	—	290
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	1,050	822	—	967	783	852	821	—	826

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	95	79	—	174
By-product revenue	—	—	—	—
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	—
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	15	4	—	20
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	110	82	—	193
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	110	82	—	193

All-in sustaining costs	110	82	—	193
Non-sustaining Project capex	—	—	—	—
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance	—	—	11	11
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	110	82	11	204
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	110	82	11	204

Gold sold - oz (000)(2)	78	72	—	151

All-in sustaining cost per unit - $/oz(3)	1,398	1,139	—	1,279
All-in cost per unit - $/oz(3)	1,399	1,139	—	1,345

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
Total cash costs
Cost of sales per segmental information(4)	95	79	—	174
By-product revenue	—	—	—	—
Inventory change	(2)	(3)	—	(5)
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	—	—	—	—
Rehabilitation and other non-cash costs	—	—	—	1
Retrenchment costs	—	—	—	—
Total cash costs net of by-product revenue	93	76	—	168
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	93	76	—	168

Gold produced - oz (000)(2)	76	69	—	146

Total cash costs per unit - $/oz(3)	1,218	1,087	—	1,155

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	164	1,290
By-product revenue	(1)	(46)
Realised gain (loss) on other commodity contracts	—	4
Amortisation of tangible and intangible assets	(51)	(277)
Adjusted for decommissioning amortisation	—	4
Lease payment sustaining	1	26
Corporate administration and marketing related to current operations	—	36
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	7
Total sustaining capital expenditure	35	164
Amortisation relating to inventory	—	(4)
All-in sustaining costs	149	1,202
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(32)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	149	1,171

All-in sustaining costs	149	1,202
Non-sustaining Project capex	—	147
Non-sustaining lease payments	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	1	50
Care and maintenance costs	—	—
Corporate and social responsibility costs not related to current operations	(7)	14
Other provisions	—	—
All-in costs	143	1,415
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(32)
All-in costs adjusted for non-controlling interests and non-gold producing companies	143	1,382

Gold sold - oz (000)(2)	184	1,134

All-in sustaining cost per unit - $/oz(3)	812	1,033
All-in cost per unit - $/oz(3)	780	1,220

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	164	1,291
By-product revenue	(1)	(46)
Inventory change	(3)	(37)
Amortisation of intangible assets	—	(1)
Amortisation of tangible assets	(51)	(277)
Rehabilitation and other non-cash costs	(2)	(29)
Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	108	900
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(27)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	108	873

Gold produced - oz (000)(2)	181	1,092
		—
Total cash costs per unit - $/oz(3)	594	799

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(4)
By-product revenue	—
Realised gain (loss) on other commodity contracts	—
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	1
Corporate administration and marketing related to current operations	41
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	(1)
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
All-in sustaining costs	36
Adjusted for non-controlling interests and non -gold producing companies(1)	1
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	39

All-in sustaining costs	36
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	4
Other provisions	1
All-in costs	41
Adjusted for non-controlling interests and non -gold producing companies(1)	1
All-in costs adjusted for non-controlling interests and non-gold producing companies	43

Gold sold - oz (000)(2)	(1)

All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(4)
By-product revenue	(1)
Inventory change	(1)
Amortisation of intangible assets	—
Amortisation of tangible assets	—
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(7)

Gold produced - oz (000) (2)	(1)

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	170	24	26	220	128	—	150	284	—	563
By-product revenue	—	—	—	(1)	—	—	—	—	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(69)	(2)	(2)	(73)	(24)	—	(18)	(56)	(1)	(99)
Adjusted for decommissioning amortisation	—	—	—	1	—	—	—	1	—	1
Lease payment sustaining	1	—	—	1	—	—	—	11	—	11
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	3	4	1	9
Total sustaining capital expenditure	21	—	—	21	8	—	4	31	—	44
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	123	22	24	169	114	—	139	275	—	528
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(21)	—	—	(21)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	123	22	24	169	114	—	118	275	—	507

All-in sustaining costs	123	22	24	169	114	—	139	275	—	528
Non-sustaining Project capex	5	—	(2)	3	—	78	4	—	—	82
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	—	—	—	—	—	—	—
Care and maintenance costs	—	—	—	—	—	22	—	—	(1)	21
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	1	—	—	1
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	129	22	21	172	114	100	144	275	(1)	632
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(22)	—	—	(22)
All-in costs adjusted for non-controlling interests and non-gold producing companies	129	22	21	172	114	100	122	275	(1)	610

Gold sold - oz (000)(2)	185	17	25	227	140	—	103	255	—	498

All-in sustaining cost per unit - $/oz(3)	664	1,335	941	744	814	—	1,145	1,078	—	1,018
All-in cost per unit - $/oz(3)	696	1,335	857	761	814	—	1,180	1,078	—	1,225

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	170	24	26	220	128	—	150	284	—	563
By-product revenue	—	—	—	(1)	—	—	—	—	—	—
Inventory change	2	(1)	1	2	(3)	—	3	(18)	—	(18)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible assets	(69)	(2)	(2)	(73)	(23)	—	(18)	(56)	—	(98)
Rehabilitation and other non-cash costs	(1)	—	—	(1)	(2)	—	(3)	(4)	—	(9)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	102	21	24	146	99	—	134	206	—	437
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(20)	—	—	(20)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	102	21	24	146	99	—	114	206	—	417

Gold produced - oz (000) (2)	188	16	25	229	135	—	104	243	—	482

Total cash costs per unit - $/oz(3)	541	1,322	954	641	732	—	1,078	846	—	864

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	158	150	11	319	137	191	57	1	385
By-product revenue	—	(1)	—	(1)	(24)	(11)	—	—	(35)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(28)	(54)	(4)	(86)	(19)	(46)	(15)	—	(80)
Adjusted for decommissioning amortisation	1	—	—	1	—	(1)	—	—	(1)
Lease payment sustaining	3	2	4	9	—	3	—	—	3
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	2	3	—	7
Total sustaining capital expenditure	18	35	—	53	15	42	17	—	73
Amortisation relating to inventory	—	—	—	—	(4)	—	—	—	(4)
All-in sustaining costs	156	132	12	300	106	180	62	1	349
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	156	132	12	300	98	180	62	1	341

All-in sustaining costs	156	132	12	300	106	180	62	1	349
Non-sustaining exploration and study costs	—	5	—	5	—	—	—	7	7
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	2	1	9	12	—	1	—	21	22
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	3	1	—	4
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	158	138	21	317	106	184	63	29	382
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	158	138	21	317	98	184	63	29	374

Gold sold - oz (000) (2)	142	176	—	318	114	174	52	—	340

All-in sustaining cost per unit - $/oz (3)	1,098	748	—	939	860	1,036	1,195	—	1,004
All-in cost per unit - $/oz (3)	1,111	782	—	994	861	1,061	1,210	—	1,102

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	158	150	11	319	137	191	57	1	385
By-product revenue	—	(1)	—	(1)	(24)	(11)	—	—	(35)
Inventory change	(6)	2	1	(3)	(3)	2	(1)	—	(2)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(28)	(54)	(4)	(86)	(19)	(46)	(15)	1	(80)
Rehabilitation and other non-cash costs	(3)	(2)	(1)	(6)	(6)	(1)	—	—	(8)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(2)
Total cash costs net of by-product revenue	121	95	7	223	84	133	40	2	259
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	121	95	7	223	78	133	40	2	252

Gold produced - oz (000) (2)	136	180	—	316	108	175	51	—	334

Total cash costs per unit - $/oz(3)	887	525	—	704	723	761	799	—	757

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	140	91	—	231
By-product revenue	—	—	—	—
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	(22)	(7)	—	(29)
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	24	3	—	27
Amortisation relating to inventory	—	(2)	—	(2)
All-in sustaining costs	142	85	(1)	227
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	142	85	(1)	227

All-in sustaining costs	142	85	(1)	227
Non-sustaining Project capex	2	—	—	2
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance	—	—	18	18
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	144	85	17	247
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	144	85	17	247

Gold sold - oz (000)(2)	114	79	—	194

All-in sustaining cost per unit - $/oz(3)	1,233	1,076	—	1,170
All-in cost per unit - $/oz(3)	1,247	1,076	—	1,272

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
Total cash costs
Cost of sales per segmental information(4)	140	91	—	231
By-product revenue	—	—	—	—
Inventory change	—	(2)	—	(3)
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	(22)	(7)	—	(29)
Rehabilitation and other non-cash costs	(1)	—	—	(1)
Retrenchment costs	—	—	—	—
Total cash costs net of by-product revenue	117	81	1	198
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	117	81	1	198

Gold produced - oz (000)(2)	114	79	—	193

Total cash costs per unit - $/oz(3)	1,018	1,025	—	1,021

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	220	1,264
By-product revenue	(1)	(37)
Realised gain (loss) on other commodity contracts	—	—
Amortisation of tangible and intangible assets	(73)	(266)
Adjusted for decommissioning amortisation	1	2
Lease payment sustaining	1	25
Corporate administration and marketing related to current operations	—	41
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	19
Total sustaining capital expenditure	21	170
Amortisation relating to inventory	—	(4)
All-in sustaining costs	169	1,214
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(28)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	169	1,186

All-in sustaining costs	169	1,214
Non-sustaining Project capex	3	94
Non-sustaining lease payments	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	—	34
Care and maintenance costs	—	21
Corporate and social responsibility costs not related to current operations	—	9
Other provisions	—	1
All-in costs	172	1,373
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(28)
All-in costs adjusted for non-controlling interests and non-gold producing companies	172	1,345

Gold sold - oz (000)(2)	227	1,156

All-in sustaining cost per unit - $/oz(3)	744	1,026
All-in cost per unit - $/oz(3)	761	1,163

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the six months ended 30 June 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	220	1,264
By-product revenue	(1)	(37)
Inventory change	2	(24)
Amortisation of intangible assets	—	(2)
Amortisation of tangible assets	(73)	(264)
Rehabilitation and other non-cash costs	(1)	(23)
Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	146	912
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(26)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	146	885

Gold produced - oz (000)(2)	229	1,131

Total cash costs per unit - $/oz(3)	641	783

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Realised gain (loss) on other commodity contracts	—
Amortisation of tangible and intangible assets	(3)
Adjusted for decommissioning amortisation	(1)
Lease payment	5
Corporate administration and marketing related to current operations	82
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
All-in sustaining costs	83
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82

All-in sustaining costs	83
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	(1)
Care and maintenance costs	—
Corporate and social responsibility costs not related to current operations	7
Other provisions	2
All-in costs	91
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	90

Gold sold - oz (000)(2)	—

All-in sustaining cost - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Cash costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Inventory change	4
Amortisation of intangible assets	—
Amortisation of tangible assets	(3)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	1

Gold produced - oz (000) (2)	—
—
Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Adjusted for decommissioning amortisation	1	1	—	2	1	—	—	3	1	4
Lease payment sustaining	—	—	—	—	—	—	—	19	—	19
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	3	6	(1)	12
Total sustaining capital expenditure	46	—	—	46	16	—	15	75	—	107
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	254	34	50	338	249	—	251	540	(1)	1,039

All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Non-sustaining Project capex	5	—	—	5	—	246	6	—	—	252
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	—	—	4	1	—	4	4	1	10
Care and maintenance costs	—	—	—	—	—	48	—	—	(1)	47
Corporate and social responsibility costs not related to current operations	1	—	—	—	2	—	9	—	—	11
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	265	34	49	347	252	294	314	545	(1)	1,404
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in costs adjusted for non-controlling interests and non-gold producing companies	265	34	49	347	252	294	267	545	(1)	1,357

Gold sold - oz (000)(2)	362	28	52	442	280	—	213	604	—	1,096

All-in sustaining cost - $/oz(3)	704	1,237	956	767	890	—	1,176	894	—	947
All-in cost per unit - $/oz(3)	734	1,237	930	785	900	—	1,252	903	—	1,237

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Inventory change	4	(1)	—	3	(5)	—	1	(9)	1	(12)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Rehabilitation and other non-cash costs	(1)	1	—	(1)	—	—	(5)	(8)	(2)	(14)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	210	33	50	292	224	—	273	420	(2)	915
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	33	50	292	224	—	232	420	(2)	874

Gold produced - oz (000) (2)	366	27	51	445	275	—	213	604	—	1,091

Total cash costs per unit - $/oz(3)	572	1,205	966	657	815	—	1,091	695	—	801

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	318	297	17	632	274	417	130	1	822
By-product revenue	—	(2)	—	(3)	(61)	(20)	—	(1)	(81)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Adjusted for decommissioning amortisation	2	—	—	2	(3)	(3)	—	2	(5)
Lease payment sustaining	8	4	8	20	—	7	—	—	7
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	8	5	—	14
Total sustaining capital expenditure	43	83	—	126	33	91	34	—	157
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	319	271	18	609	189	397	136	2	722

All-in sustaining costs	319	271	18	609	204	397	136	2	737
Non-sustaining exploration and study costs	—	23	—	23	—	—	—	38	38
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	4	18	27	1	3	1	44	49
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	17	3	—	20
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	324	298	36	659	205	418	140	83	844
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	324	298	35	660	190	418	140	83	829

Gold sold - oz (000) (2)	256	358	—	614	219	358	122	—	700

All-in sustaining cost - $/oz (3)	1,246	757	—	990	859	1,107	1,105	—	1,032
All-in cost per unit - $/oz (3)	1,266	830	—	1,072	863	1,164	1,141	—	1,183

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	318	297	17	632	274	417	131	1	822
By-product revenue	—	(3)	—	(3)	(61)	(20)	—	(1)	(81)
Inventory change	(1)	(1)	—	(2)	3	(1)	—	—	2
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Rehabilitation and other non-cash costs	(3)	(1)	(1)	(5)	(11)	(12)	(10)	—	(33)
Retrenchment costs	—	—	—	(1)	(1)	(2)	—	(1)	(3)
Total cash costs net of by-product revenue	258	181	9	448	164	279	87	(2)	530
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	258	181	9	448	152	279	87	(2)	518

Gold produced - oz (000) (2)	254	360	—	614	225	362	123	—	710

Total cash costs per unit - $/oz(3)	1,014	504	—	730	673	782	707	—	736

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	287	189	3	479
By-product revenue	—	—	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	(47)	(13)	(1)	(61)
Adjusted for decommissioning amortisation	—	—	—	1
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	(3)	(3)	(6)
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	47	7	3	57
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	287	180	2	469
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	287	180	2	469

All-in sustaining costs	287	180	2	469
Non-sustaining Project capex	2	—	—	2
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance costs	—	—	42	42
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	289	180	44	513
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	180	44	513

Gold sold - oz (000)(2)	242	172	—	414

All-in sustaining cost - $/oz(3)	1,186	1,043	—	1,132
All-in cost per unit - $/oz(3)	1,197	1,043	—	1,240

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued operations
Total cash costs
Cost of sales per segmental information(4)	287	189	3	479
By-product revenue	—	—	—	(1)
Inventory change	3	(1)	—	2
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	(47)	(13)	(1)	(61)
Rehabilitation and other non-cash costs	(2)	(2)	(2)	(6)
Retrenchment costs	(2)	—	—	(2)
Total cash costs net of by-product revenue	239	173	—	411
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	239	173	—	411

Gold produced - oz (000)(2)	244	175	—	419

Total cash costs per unit - $/oz(3)	976	987	—	981

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	428	2,626
By-product revenue	(1)	(86)
Realised gain (loss) on other commodity contracts	—	—
Amortisation of tangible and intangible assets	(137)	(583)
Adjusted for decommissioning amortisation	2	1
Lease payment sustainng	—	51
Corporate administration and marketing related to current operations	—	82
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	31
Total sustaining capital expenditure	46	390
Amortisation relating to inventory	—	—
All-in sustaining costs	338	2,512
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	338	2,452
	—
All-in sustaining costs	338	2,512
Non-sustaining Project capex	5	314
Non-sustaining lease payments	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	4	85
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	38
Other provisions	—	2
All-in costs	347	2,998
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	347	2,936

Gold sold - oz (000)(2)	442	2,410

All-in sustaining cost per unit - $/oz(3)	767	1,017
All-in cost per unit - $/oz(3)	785	1,218

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)	In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.
(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

For the year ended 31 December 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	428	2,626
By-product revenue	(1)	(86)
Inventory change	3	(5)
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(137)	(583)
Rehabilitation and other non-cash costs	(1)	(53)
Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	292	1,895
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(53)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	292	1,841

Gold produced - oz (000)(2)	445	2,415

Total cash costs per unit - $/oz(3)	657	763

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)	In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.
(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

June 2020 Interim Report - www.AngloGoldAshanti.com.

Other information - Exchange rates

	Jun	Jun	Dec
	2020	2019	2019
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	16.65	14.19	14.44
ZAR/USD closing	17.32	14.07	13.99

AUD/USD average for the year to date	1.52	1.42	1.44
AUD/USD closing	1.45	1.42	1.42

BRL/USD average for the year to date	4.92	3.84	3.94
BRL/USD closing	5.48	3.83	4.03

ARS/USD average for the year to date	64.60	41.48	48.29
ARS/USD closing	70.46	42.45	59.90

June 2020 Interim Report - www.AngloGoldAshanti.com.

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
K Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
M Ramos^
MDC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
L Marwick
Executive Vice President
General Counsel, Compliance and Interim Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this Report on Form 6-K. References herein to the Company's website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

June 2020 Interim Report - www.AngloGoldAshanti.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 7, 2020 By: /s/ L MARWICK

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance and Interim Company Secretary